As filed with the United States Securities and Exchange Commission on March 24, 2009
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FRONTEER DEVELOPMENT GROUP INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number) 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Canada (604) 632-4677	98-0489614 (IRS Employer Identification Number)
(Address and telephone number of Registrant’s
principal executive offices)
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7500
(Name, address (including zip code) and telephone
number (including area code) of agent for service
in the United States)

Copies to:
Sean Tetzlaff Chief Financial Officer and Corporate Secretary Fronteer Development Group Inc. 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Canada (604) 632-4677	Kevin J. Thomson, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario M5X 1B1 Canada (416) 863-0900	Bonnie J. Roe, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
     This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Amount to	Proposed maximum
Title of each class of securities	be registered	aggregate offering	Amount of registration
to be registered	(1)	price (2)	fee
Common Shares	6,664,561	US$13,409,905	US$748.27

(1)	Represents the maximum number of shares of common shares of Fronteer Development Group Inc. (“Fronteer”) estimated to be issuable upon consummation of the amalgamation, calculated as the product of (a) 8,078,256, which is the estimated number of outstanding common shares of Aurora Energy Resources Inc. (“Aurora”), other than shares beneficially owned by Fronteer, as of March 20, 2009 (assuming the exercise of all outstanding options for common shares of Aurora having an exercise price of Cdn $2.99 or less per share as of March 20, 2009), as publicly disclosed by Aurora in its management information circular dated March 20, 2009, as filed on SEDAR on March 24, 2009, and (b) the exchange ratio of 0.825 of a common share of Fronteer for each common share of Aurora.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G to Form F-8. The proposed maximum offering price is equal to the product of (a) US$1.66, which is the average of high and low sale prices of common shares of Aurora as reported on the Toronto Stock Exchange on February 24, 2009 converted into US dollars at the rate of US$0.80 per Canadian dollar (the noon rate of exchange as reported by the Bank of Canada on such date), and (b) 8,078,256, which is the estimated number of outstanding common shares of Aurora, other than shares beneficially owned by Fronteer, as of March 20, 2009 (assuming the exercise of all outstanding options for common shares of Aurora having an exercise price of Cdn $2.99 or less per share as of March 20, 2009), as publicly disclosed by Aurora in its management information circular dated March 20, 2009, as filed on SEDAR on March 24, 2009.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1. Home Jurisdiction Documents
     Notice of Special Meeting and Amalgamation Circular dated March 20, 2009, including the Letter of Transmittal.
Item 2. Informational Legends
     See page 1 of the Notice of Special Meeting and Amalgamation Circular dated March 20, 2009.
Item 3. Incorporation of Certain Information by Reference
     As required by this Item, the Notice of Special Meeting and Amalgamation Circular dated March 20, 2009 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Fronteer Development Group Inc. at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada or by telephone at 604-632-4677.
Item 4. List of Documents Filed with the Commission
     See the information under the caption “Additional Information” under the heading “Information Concerning Fronteer and Newco” in the Notice of Special Meeting and Amalgamation Circular dated March 20, 2009.

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. This Circular has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Proposed Transaction or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority has expressed an opinion about Fronteer’s or the Corporation’s securities and it is an offense to claim otherwise.
Information concerning Fronteer has been incorporated by reference into this Circular from documents filed with securities commissions or similar authorities in Canada and the United States. Copies of the Fronteer documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 or Telephone: 604-632-4677 and are also available electronically at www.sedar.com and www.sec.gov.
NOTICE OF
SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
RELATING TO
THE PROPOSED AMALGAMATION OF
AURORA ENERGY RESOURCES INC.
AND
59801 NEWFOUNDLAND & LABRADOR INC.
Meeting to be held at 9:00 a.m. (St. John’s, Newfoundland and Labrador time)
on April 21, 2009
at The Rooms (Main Theatre)
9 Bonaventure Avenue
St. John’s, Newfoundland and Labrador
March 20, 2009

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
          NOTICE is hereby given that a special meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of AURORA ENERGY RESOURCES INC. (the “Corporation”) will be held at The Rooms (Main Theatre) located at 9 Bonaventure Avenue, St. John’s, Newfoundland and Labrador on Tuesday, April 21, 2009 at 9:00 a.m. (St. John’s, Newfoundland and Labrador time) for the following purposes:
1.	to consider and, if deemed appropriate, pass a special resolution of the Shareholders of the Corporation (the “Amalgamation Resolution”) (the text of which is set out in Appendix 1 to the accompanying management information circular (the “Circular”)) authorizing and approving the amalgamation (the “Amalgamation”) of the Corporation and 59801 Newfoundland & Labrador Inc. (“Newco”), a wholly-owned subsidiary of Fronteer Development Group Inc. (“Fronteer”), substantially upon the terms and conditions set out in the amalgamation agreement (the “Amalgamation Agreement”) entered into as of March 20, 2009 between the Corporation and Newco, a copy of which is attached as Appendix 2 to the Circular; and

2.	to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.
          DATED at St. John’s, Newfoundland and Labrador on this 20th day of March, 2009.
BY ORDER OF THE BOARD OF DIRECTORS
(Signed) Mark O’Dea
Mark O’Dea
Deputy Chairman
          Pursuant to section 304 of the Corporations Act (Newfoundland and Labrador), as amended or supplemented (the “NLCA”), a registered holder of Common Shares (as defined in the Circular) may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, dissenting Shareholders who have complied with the procedures set out in the NLCA will be entitled to be paid the fair value of their Common Shares. This right is summarized in Appendix 3 to the Circular and the text of sections 304 to 311 of the NLCA is set out in Appendix 4 to the Circular. Failure to adhere strictly to the requirements set out in sections 304 to 311 of the NLCA may result in the loss or unavailability of any right to dissent.
          Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the enclosed form of proxy in the envelope provided for that purpose. To be valid and effective, a proxy must be dated and signed by the Shareholder or his or her attorney authorized in writing. The proxy, to be acted upon, must be (i) delivered personally or by mail to the Corporation’s Registrar and Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, for receipt no later than 9:00 a.m. (St. John’s, Newfoundland and Labrador time) on April 17, 2009 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy may be used, all as more fully described in the accompanying Circular.
          Shareholders are encouraged to review the Circular accompanying this Notice which contains important information regarding the proposed Amalgamation and certain other matters.

- i -

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
          The solicitation of proxies and the transactions contemplated by this Circular (including the redemption of the Amalco Redeemable Preferred Shares) involve the securities of a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.
          Prospective investors in the United States should be aware that the Amalgamation and the subsequent redemption of the Amalco Redeemable Preferred Shares by Amalco as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See the sections of this Circular entitled “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that the Corporation is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, that a majority of Fronteer’s officers and directors are residents of Canada and a majority of the Corporation’s officers and directors are residents of Canada, that the Depositary and some or all of the experts named herein may be residents of jurisdictions outside of the United States, that all or a substantial portion of the assets of Fronteer and the Corporation and of the other above-mentioned persons may be located outside of the United States, and that following the Amalgamation, Amalco will be a corporation existing under the laws of the Province of Newfoundland and Labrador, Canada, that a majority of the officers and directors of Amalco may reside outside of the United States, and that all or a substantial portion of the assets of Amalco and the other above-mentioned persons may be located outside of the United States.
          THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          The solicitation of proxies and the transactions contemplated in this Circular are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) by virtue of the fact that the Corporation is a Canadian issuer and its securities are not registered under Section 12 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that Canadian disclosure requirements differ from the disclosure requirements under U.S. securities laws relating to U.S. companies.
          Information relating to Fronteer has been incorporated by reference into this document from documents filed with securities commissions or similar authorities in Canada and the United States. Copies of the documents relating to Fronteer incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 or Telephone: 604-632-4677, and are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
          This Circular, and some of the information concerning Fronteer incorporated by reference in this Circular, as well as other written statements made or provided or to be made or provided by the Corporation or Fronteer that are not historical facts, are “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws. Such forward-looking statements and forward-looking information includes, without limitation, information concerning the proposed Amalgamation and related transactions and the business, operations and financial performance and condition of Fronteer and the Corporation, estimated production, costs and mine life of the various mineral projects of Fronteer or the Corporation, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer or the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements or forward-looking information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements or forward-looking information to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to Fronteer and the Corporation, information contained herein or incorporated by reference herein constitutes forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements and forward-looking information. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements or forward-looking information include, among others, the impact of mineral laws on Fronteer’s and the Corporation’s licenses, operations and capital structure; changes in government legislation; changes in ownership interest in any project; conclusions of economic evaluations; environmental risks and hazards; increased infrastructure and/or operating costs; labour and employment matters; international operations and joint ventures; uncertainty regarding estimation of reserves and resources; the satisfaction of conditions precedent to the Amalgamation; the amount of costs, fees and expenses related to the proposed Amalgamation and related transactions; the anticipated benefits to shareholders of the Corporation and Fronteer and other expected or anticipated benefits of the Proposed Transaction; the Corporation’s or Fronteer’s ability to renew existing permits and licenses; the actual results of current exploration activities; political instability and delays in obtaining governmental approvals or financing or in the completion of development and construction activities; changes in market conditions; variations in ore grade or recovery rates; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents; disruptions in the credit markets; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; changes in the worldwide price of certain commodities such as gold, copper, silver, uranium, coal, fuel, electricity and fluctuations in resource prices, currency exchange rates and interest rates; inflationary and deflationary pressures; legislative, political, social and economic developments or changes in jurisdictions in which Fronteer and the Corporation carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with exploration or development activities, including conducting such activities in locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; pending or threatened litigation or other proceedings involving Fronteer and/or the Corporation; the risks involved in the exploration, development and mining business; the Fronteer Common Shares upon redemption of the Amalco Redeemable Preferred Shares having a market value lower than expected; the acquisition of the Corporation or its integration with Fronteer not being successful or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Proposed Amalgamation not being fully realized or realized within the expected time frame. See those risk factors discussed or referred to in the annual and interim management’s discussion and analyses, Annual Information Form and Annual Report on Form 40-F for Fronteer filed with certain regulatory authorities in Canada and the SEC and the annual management’s discussion and analysis and annual information form for the Corporation filed with certain securities regulatory authorities in Canada and available under each of Fronteer’s and the Corporation’s respective profiles on SEDAR at www.sedar.com and, in the case of Fronteer’s filings with the SEC, under Fronteer’s profile on EDGAR at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Corporation, Fronteer or the acquisition of the Corporation by Fronteer. Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference.
          Although each of the Corporation and Fronteer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Each of the Corporation and Fronteer disclaims any intention or obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws. The reader is cautioned not to place undue reliance on forward-looking statements or forward-looking information.
NOTICE REGARDING INFORMATION
          The information contained in this Circular is given as at March 20, 2009, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.
          This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
          Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

INFORMATION REGARDING FRONTEER AND NEWCO
          The information contained in this Circular concerning Fronteer and Newco is based solely on information provided to the Corporation by Fronteer or upon Fronteer’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. With respect to this information, the Corporation has relied exclusively upon Fronteer, without independent verification by the Corporation. Although the Corporation has no knowledge that would indicate that any such information is untrue or incomplete, neither the Corporation nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Fronteer’s documents incorporated by reference herein, or for any failure by Fronteer to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to them. The Corporation has no knowledge of any material information concerning Fronteer, or the Fronteer Common Shares, that has not been generally disclosed.
REPORTING CURRENCIES, EXCHANGE RATES AND ACCOUNTING PRINCIPLES
          Unless otherwise indicated, all references to “Cdn$”, “$” or “dollars” in this Circular refer to Canadian dollars and any references to “US$” in this circular refer to United States dollars. Fronteer’s financial statements that are incorporated by reference herein are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. On March 20, 2009, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was $1.2371.
CAUTIONARY NOTE CONCERNING MINERAL RESOURCE CALCULATIONS
          Information concerning Fronteer incorporated by reference in this Circular and disclosure documents of Fronteer and the Corporation that are filed with Canadian and United States securities regulatory authorities, as applicable, concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.
          Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility or other technical reports or studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
          National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Fronteer incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

GLOSSARY
          This Glossary forms a part of the Circular. In the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below, and grammatical variations thereof shall have the corresponding meanings:
“affiliate” has the meaning given to that term in the NLCA;
“allowable capital loss” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Taxation of Capital Gains or Capital Losses”;
“Amalco” means the corporation continuing under the laws of the Province of Newfoundland and Labrador as a result of the Amalgamation;
“Amalco Common Shares” means common shares in the share capital of Amalco, the rights, privileges, restrictions and conditions of which are set out in Schedule A to the Amalgamation Agreement and “Amalco Common Share” means any one common share in the share capital of Amalco;
“Amalco Redeemable Preferred Shares” means class A redeemable preferred shares in the share capital of Amalco, the rights, privileges, restrictions and conditions of which are set out in Schedule A to the Amalgamation Agreement and “Amalco Redeemable Preferred Share” means any one class A redeemable preferred share in the share capital of Amalco;
“Amalgamation” means the amalgamation of the Corporation and Newco substantially on the terms of the Amalgamation Agreement;
“Amalgamation Agreement” means the amalgamation agreement entered into as of March 20, 2009 between the Corporation and Newco, a copy of which is attached as Appendix 2 to this Circular, as the same may be amended or supplemented;
“Amalgamation Resolution” means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, substantially in the form set out in Appendix 1 to this Circular;
“Amended Directors’ Circular” means the notice of change to the Directors’ Circular of the Corporation dated February 20, 2009;
“associate” has the meaning given to that term in the NLCA;
“Beneficial Holder” has the meaning ascribed thereto in this Circular under the heading “Beneficial Shareholders”;
“Board of Directors” or “Board” means the board of directors of the Corporation;
“Broadridge” has the meaning ascribed thereto in this Circular under the heading “Beneficial Shareholders”;
“Business Day” means any day other than a Saturday or Sunday or a day when banks in the cities of Toronto, Ontario and St. John’s, Newfoundland and Labrador are not generally open for business;
“Canadian Resident Holder” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada”;
“Canada-U.S. Tax Convention” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Authorities”;
“Circular” means this management information circular, including all appendices and schedules hereto and thereto and any and all documents incorporated by reference herein or therein;
“Code” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Authorities”;
“Common Shares” means the common shares in the share capital of the Corporation and “Common Share” means any one common share in the share capital of the Corporation;

“Consideration” means 0.825 of a Fronteer Common Share for each Common Share (payable on the redemption of Amalco Redeemable Preferred Shares to be issued by Amalco to Shareholders (other than Dissenting Shareholders and Fronteer) in connection with the Amalgamation), as more fully described in this Circular;
“Corporation” means Aurora Energy Resources Inc., a corporation existing under the laws of the Province of Newfoundland and Labrador;
“CRA” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations”;
“Depositary” means Computershare Trust Company of Canada;
“Directors’ Circular” means the directors’ circular of the Corporation dated February 6, 2009, in response to the Offer;
“Dissenting Shareholder” means a registered Shareholder who, in connection with the Amalgamation Resolution, has exercised the right to dissent pursuant to sections 304 to 311 of the NLCA, in strict compliance with the provisions thereof, and thereby becomes entitled to receive the fair value of the Common Shares held by that Shareholder, where that Shareholder has not withdrawn that Shareholder’s notice of dissent or forfeited that Shareholder’s right to dissent and where that Shareholder’s right to dissent has not otherwise been terminated, in each case under the NLCA;
“Dollars” or “$” means the lawful currency of Canada, except where otherwise indicated;
“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be April 21, 2009;
“fair value”, where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 310 of the NLCA or as agreed to between Amalco and the Dissenting Shareholder;
“Fronteer” means Fronteer Development Group Inc., a corporation existing under the laws of the Province of Ontario;
“Fronteer Common Shares” means the common shares in the share capital of Fronteer and “Fronteer Common Share” means any one common share in the share capital of Fronteer;
“IRS” means the U.S. Internal Revenue Service;
“Letter of Transmittal” means the letter of transmittal (in the form printed on BLUE paper) accompanying this Circular, to be completed by registered holders of Common Shares;
“Locked-Up Shareholders” means, collectively, Eastbourne Capital Management, L.L.C., Amber Capital Investment Management and MacKenzie Financial Corporation;
“Lock-Up Agreements” means, collectively, the lock-up agreements entered into on December 19, 2008 and December 20, 2008, as applicable, between Fronteer and the Locked-Up Shareholders, as amended from time to time;
“Management” means the management of the Corporation;
“Mark-to-Market Election” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Treatment of Fronteer as a PFIC”;
“mark-to-market rules” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations”;
“Meeting” means the special meeting of Shareholders to be held on April 21, 2009 or such later date as may be determined by the Board of Directors, and any adjournments or postponements thereof;
“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;
“Newco” means 59801 Newfoundland & Labrador Inc., a corporation existing under the laws of the Province of Newfoundland and Labrador and a wholly-owned subsidiary of Fronteer;

“Newco Common Shares” means common shares in the share capital of Newco and “Newco Common Share” means any one common share in the share capital of Newco;
“NLCA” means the Corporations Act (Newfoundland and Labrador) and all regulations, rules and interpretations issued thereunder or pursuant thereto, in each case as the same may have been or may hereafter be amended, supplemented or re-enacted from time to time;
“Non-Resident Holder” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada”;
“non-U.S. Shareholder” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Non-U.S. Shareholders”;
“Notice” means the notice of the Meeting accompanying this Circular;
“NYSE Amex” means the NYSE Amex stock exchange;
“OBCA” means the Business Corporations Act (Ontario), as amended, supplemented or replaced from time to time;
“Offer” means the offer by Fronteer dated January 23, 2009 to acquire all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Fronteer, on the basis of 0.825 of a Fronteer Common Share per Common Share;
“Offer and Circular” means the offer and circular of Fronteer dated January 23, 2009, in respect of the Offer;
“Options” means any options to acquire Common Shares issued pursuant to the Corporation’s Stock Option Plan;
“PFIC” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Exchange of Common Shares”;
“Proposed Transaction” means the proposed Amalgamation and related transactions;
“QEF” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Exchange of Common Shares”;
“Record Date” means March 11, 2009, the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting;
“Redemption Date” means the date of the redemption of Amalco Redeemable Preferred Shares, which Redemption Date is anticipated to be April 21, 2009;
“Regulations” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations”;
“Reorganization” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—Exchange of Common Shares”;
“SEC” means the United States Securities and Exchange Commission;
“Share Certificates” means certificates representing Common Shares and, following the Amalgamation, Amalco Redeemable Preferred Shares (other than certificates held by Dissenting Shareholders which, following the Amalgamation, represent only the right to receive payment in accordance with sections 304 to 311 of the NLCA);
“Shareholders” means, collectively, the holders of Common Shares and “Shareholder” means any one of them;
“Stock Option Plan” means the Corporation’s stock option plan approved by Shareholders on February 7, 2006, as amended, supplemented or replaced from time to time;
“subsidiary” has the meaning given to that term in the NLCA;
“Tax Act” means the Income Tax Act (Canada), R.S.C., 1985, c. 1, (5th Suppl.), as amended, supplemented or re-enacted from time to time;

“Tax Proposals” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations”;
“taxable capital gain” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Taxation of Capital Gains or Capital Losses”;
“Technical Experts” has the meaning ascribed thereto in this Circular under the heading “Experts”;
“TSX” means the Toronto Stock Exchange;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder; and
“U.S. Shareholder” has the meaning ascribed thereto in this Circular under the heading “The Amalgamation—Certain United States Federal Income Tax Considerations—U.S. Shareholders”.

SUMMARY
          The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Notice and elsewhere in this Circular. Certain terms used in this Summary are defined in the Glossary. Shareholders are encouraged to read the Notice and this Circular in their entirety.
Date, Time and Place of Meeting
          The Meeting will be held on Tuesday, April 21, 2009 at 9:00 a.m. (St. John’s, Newfoundland and Labrador time) at The Rooms (Main Theatre) located at 9 Bonaventure Avenue, St. John’s, Newfoundland and Labrador.
Record Date
          The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is March 11, 2009.
Special Business
          At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass the Amalgamation Resolution, being a special resolution of the holders of Common Shares approving the Amalgamation. The full text of the Amalgamation Resolution is attached as Appendix 1 to this Circular.
Amalgamation Resolution
Terms of the Amalgamation
          If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Newco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation as a wholly-owned subsidiary of Fronteer and will have the same assets and liabilities as the Corporation and Newco.
          Effective on the Amalgamation, Shareholders (other than Dissenting Shareholders and Fronteer) will receive one Amalco Redeemable Preferred Share for each Common Share held. In addition, each Common Share held by Fronteer will be exchanged for one Amalco Common Share and each issued and outstanding Newco Common Share held by Fronteer will be exchanged for one Amalco Common Share. Following the Amalgamation: (a) Fronteer will subscribe for 5,826,256 Amalco Common Shares in consideration for an amount of cash equal to the product of (i) the closing price of a Fronteer Common Share on the TSX on the last trading day immediately preceding the date of the Amalgamation, multiplied by (ii) 0.825, multiplied by (iii) the number of Amalco Redeemable Preferred Shares outstanding immediately after the Amalgamation, and (b) Amalco will use the proceeds from the Fronteer subscription referred to in (a) above to subscribe and pay for the aggregate number of Fronteer Common Shares required to be paid as Consideration and distributed to holders of Amalco Redeemable Preferred Shares upon their redemption (in each case, subject to such adjustments as may be necessary in respect of Dissenting Shareholders, if any). Fronteer will be the only holder of Amalco Common Shares following the Amalgamation. The terms of the Amalco Redeemable Preferred Shares require Amalco to redeem each such share for 0.825 of a Fronteer Common Share on the Redemption Date, anticipated to be April 21, 2009, immediately following the Amalgamation. See the section of this Circular entitled “The Amalgamation”.
          Certain Canadian and U.S. federal income tax implications of the Amalgamation and the redemption are discussed in greater detail in this Circular under the headings “The Amalgamation—Certain Canadian Federal Income Tax Considerations” and “The Amalgamation—Certain United States Federal Income Tax Considerations”.
          Dissenting Shareholders who have strictly complied with the provisions of sections 304 to 311 of the NLCA will be entitled to be paid the fair value of their Common Shares in accordance with the NLCA. See the section of this Circular entitled “The Amalgamation—Right to Dissent”.

Background and Reasons for the Amalgamation
          On October 17, 2008, representatives of Fronteer contacted members of Aurora’s Board of Directors to discuss the possibility of Fronteer acquiring all of the Common Shares of Aurora not already owned by Fronteer. Following this initial contact, representatives of Fronteer and Aurora engaged in discussions throughout the fall of 2008 with respect to a proposed transaction whereby Fronteer would acquire all of the Common Shares that it did not already own.
          On December 22, 2008, Fronteer issued a press release announcing the execution of the Lock-Up Agreements and its intention to make the Offer.
          On January 23, 2009, Fronteer mailed the Offer and Circular to the holders of Common Shares. Following the expiry of the Offer at 8:00 p.m. (Toronto time) on March 2, 2009, Fronteer took up and paid for an aggregate of 36,526,336 Common Shares deposited under the Offer, representing approximately 49.8% of the issued and outstanding Common Shares. Pursuant to the Offer, Fronteer increased its ownership interest from approximately 42.2% to approximately 92.1% of the issued and outstanding Common Shares.
          On February 6, 2009, the Board of Directors of Aurora issued its Directors’ Circular in response to the Offer, in which the Board of Directors indicated that it was making no recommendation with respect to the Offer at that time and advised Shareholders to wait for further communication prior to deciding whether or not to tender their Common Shares to the Offer. Subsequently, on February 20, 2009, Aurora issued a press release announcing that its Board of Directors had issued its Amended Directors’ Circular, in which the Board of Directors unanimously recommended that Shareholders accept and tender their Common Shares to the Offer.
          In the Offer and Circular, Fronteer disclosed its intention, if the Offer was successful, to enter into one or more transactions to enable Fronteer to acquire all of the Common Shares not acquired under the Offer by means of a compulsory acquisition or subsequent acquisition transaction, including by way of an amalgamation between the Corporation and an affiliate of Fronteer. Fronteer and Newco have decided to pursue a subsequent acquisition transaction and to proceed with the Proposed Transaction.
Board of Directors Approval
          The Board of Directors has reviewed and approved the Proposed Transaction and authorized the execution by the Corporation of the Amalgamation Agreement as well as the mailing of the Notice and this Circular to Shareholders.
          Leading up to the issuance of its Amended Directors’ Circular on February 20, 2009, the Board of Directors met with its financial and legal advisors on several occasions to formally consider the Offer. As part of its deliberations, the Board reviewed and considered, among other things, the prospects of the Corporation, the various benefits of and reasons to accept the Offer, the absence of any alternative offers for the Corporation or its assets or other strategic transactions that could prove superior to Fronteer’s Offer, the advice from its counsel in respect of its fiduciary duties and the opinion of its financial advisor, National Bank Financial Inc., that as of February 20, 2009, the consideration of 0.825 of a Fronteer Common Share per Common Share offered under the Offer was fair, from a financial point of view, to the Shareholders other than Fronteer, based upon and subject to the considerations, assumptions and limitations described in such opinion. The Board also reviewed with Management its view of the Offer and the available alternatives. On February 20, 2009, the Board unanimously resolved that the Offer was in the best interests of the Corporation and the Shareholders and to recommend that Shareholders accept the Offer.
          The consideration per share that Shareholders are entitled to receive under the Proposed Transaction is equal in value to the consideration per share paid to Shareholders who deposited their Common Shares under the Offer.
Shareholder Approval
          For the Amalgamation to be approved by the Shareholders in accordance with applicable law, the Amalgamation Resolution must be passed by at least 66 2/3% of the votes cast by holders of Common Shares present or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution.
          Fronteer, which holds an aggregate of 67,473,672 Common Shares representing approximately 92.1% of the outstanding Common Shares, has advised the Corporation that it intends to vote all of the Common Shares owned by it in favour of the Amalgamation Resolution. The votes attached to the Common Shares held by Fronteer are sufficient to adopt the Amalgamation Resolution. Fronteer is therefore in a position to have the Amalgamation approved. See the section of this Circular entitled “The Amalgamation—Shareholder Approval”.

          The Proposed Transaction constitutes a “business combination” for the Corporation within the meaning of MI 61-101. Pursuant to MI 61-101, the Corporation must obtain a formal valuation unless an exemption from the valuation requirement can be relied upon, and must obtain minority shareholder approval for the Amalgamation Resolution unless an exemption from the minority approval requirement can be relied upon. Exemptions from the valuation and minority approval requirements are available and will be relied upon. See the section of this Circular entitled “The Amalgamation—Legal Aspects”.
Procedure for Receipt of Consideration
          Upon approval of the Amalgamation by the Shareholders, each Shareholder (other than Dissenting Shareholders and Fronteer) will receive the Consideration as soon as possible after the Redemption Date. For Shareholders to receive the Consideration, they must properly complete and sign the enclosed Letter of Transmittal (printed on BLUE paper) and return it, together with such Shareholder’s Share Certificate(s) and any other required documents, to the Depositary in accordance with the procedure specified in the enclosed Letter of Transmittal.
          As soon as possible following the Redemption Date, Amalco will deliver or cause to be delivered, unless the Shareholder has given the Corporation notice that he or she wishes to pick up the Consideration that the Shareholder is entitled to receive, to each Shareholder (other than Dissenting Shareholders and Fronteer) who has submitted a properly completed and signed Letter of Transmittal (together with such Shareholder’s Share Certificate(s) and any other required documents) in accordance with the instructions set out therein, the Fronteer Common Share certificates representing proceeds from the redemption of the Amalco Redeemable Preferred Shares.
          Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take the necessary steps to be able to deposit such Common Shares with the Depositary.
Certain Canadian Federal Income Tax Considerations
          Shareholders Resident in Canada
          A Shareholder who is a resident of Canada will not realize any capital gain (or capital loss) in respect of the disposition of Common Shares on the Amalgamation. Such a Shareholder will realize a capital gain (or a capital loss) on the redemption of the Amalco Redeemable Preferred Shares held by it after the Amalgamation to the extent the proceeds of disposition of such shares (which will be equal to the fair market value of the redemption price of 0.825 of a Fronteer Common Share per Amalco Redeemable Preferred Share) exceed (or are less than) the aggregate adjusted cost base to the Shareholder of such shares and any reasonable costs of disposition.
          Shareholders Not Resident in Canada
          A Shareholder who is not a resident of Canada will not realize any capital gain (or capital loss) in respect of the disposition of Common Shares on the Amalgamation for Canadian tax purposes. Such a Shareholder will not be subject to taxation under the Tax Act on any capital gain realized on the disposition of the Amalco Redeemable Preferred Shares received on the Amalgamation, unless the shares so disposed of are “taxable Canadian property” of such Shareholder.
          The foregoing is qualified by the more detailed summary that appears under the section of this Circular entitled “The Amalgamation—Certain Canadian Federal Income Tax Considerations”.
Certain United States Federal Income Tax Considerations
          U.S. Tax Consequences to U.S. Shareholders
          While the issue is not free from doubt, the Corporation believes that the IRS will treat the Amalgamation and subsequent redemption of Amalco Redeemable Preferred Shares for Fronteer Common Shares as a single, integrated transaction that, for U.S. federal income tax purposes, U.S. Shareholders of Common Shares should be treated as exchanging their Common Shares for Fronteer Common Shares, and that the Proposed Transaction should qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). Accordingly, the Corporation believes that Shareholders that are residents or citizens of the United States for U.S. federal income tax purposes, who hold Common Shares as capital assets, and whose Common Shares are exchanged for Fronteer Common Shares in the Proposed Transaction generally should not recognize gain or loss on the Proposed Transaction for U.S. federal income tax purposes and the tax basis of their Fronteer Common Shares received in the Proposed Transaction should be equal to the adjusted tax basis of their Common Shares. If the Corporation is a passive foreign investment company (“PFIC”) and

Fronteer is not a PFIC, however, such Shareholders may be subject to special adverse tax rules described below. The Corporation expects, however, that both the Corporation and Fronteer will likely be PFICs for the current taxable year.
          The foregoing is qualified by the more detailed summary that appears under the section of this Circular entitled “The Amalgamation—Certain United States Federal Income Tax Considerations”.
Right of Dissent
          Registered Shareholders have the right to dissent in respect of the Amalgamation Resolution and to be paid the fair value of the Common Shares held upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of sections 304 to 311 of the NLCA may result in the loss or unavailability of rights under the NLCA. For further details see the section of this Circular entitled “The Amalgamation—Right to Dissent”.
Fronteer and Newco
          Fronteer is principally engaged in the acquisition, exploration and development of mineral properties or interests in corporations controlling mineral properties of interest to Fronteer. Fronteer began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, primarily in the Province of Ontario. Fronteer’s principal exploration properties are located in Nevada, U.S.A. and Turkey, and it holds additional properties in California, U.S.A. Through its approximate 92.1% equity interest in the Corporation, Fronteer also has exposure to the Corporation’s projects in Newfoundland and Labrador and Nunavut, Canada.
          Newco was incorporated under the NLCA on March 9, 2009 for the purpose of completing the Proposed Transaction so as to enable Fronteer to acquire the remaining Common Shares not tendered under the Offer. Newco has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Proposed Transaction and is a wholly-owned subsidiary of Fronteer. Newco has no assets and no liabilities, other than the approximately $100.00 in cash paid by Fronteer to Newco prior to the Effective Date as consideration for the issuance of 100 Newco Common Shares to Fronteer.

GENERAL INFORMATION
SOLICITATION OF PROXIES
          This Circular is furnished in connection with the solicitation by or on behalf of Management of the Corporation of proxies for use at the Meeting of Shareholders to be held on Tuesday, April 21, 2009 at 9:00 a.m. (St. John’s, Newfoundland and Labrador time), for the purposes set out in the Notice of the Meeting accompanying this Circular.
          The cost of solicitation by Management will be borne by the Corporation. In addition to the solicitation of proxies by mail, directors, officers and regular employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management personally, by telephone, e-mail, internet, facsimile, telegram or other means of communication. Upon request, the Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.
          The information provided herein is given as of March 20, 2009, unless otherwise specified. Certain terms used in this Circular, where not otherwise defined herein, are defined in the Glossary.
APPOINTMENT OF PROXYHOLDERS, VOTING OF PROXIES AND REVOCATION OF PROXIES
Appointment of Proxyholders
          The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. However, each Shareholder has the right to appoint a person (who need not be a Shareholder), other than those named in the enclosed form of proxy, to represent, attend and act on behalf of the Shareholder at the Meeting. That right may be exercised by striking out the names of the Management nominees in the enclosed form of proxy and inserting the name of such person in the blank space provided for that purpose in the enclosed form of proxy.
          In order to appoint a proxyholder to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete and sign the enclosed form of proxy and (i) deliver it personally or by mail to the Corporation’s Registrar and Transfer Agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, for receipt no later than 9:00 a.m. (St. John’s, Newfoundland and Labrador time) on April 17, 2009 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposit it with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy may be used. If the Shareholder is a corporation, an officer’s signature on the form of proxy must be duly authorized in writing.
Exercise of Vote by Proxy
          Each Common Share entitles the registered holder thereof to one vote at the Meeting and such vote may be given in person or by proxy. Common Shares may be voted for or against the Amalgamation Resolution, or the Shareholder may abstain from voting.
          Common Shares represented by properly completed and signed proxies appointing Management nominees will be voted in accordance with the instructions of the Shareholder as specified in the form of proxy. In the event that no specifications as to voting have been made by a Shareholder to vote for or against the Amalgamation Resolution and related matters, the Common Shares represented by proxies in favour of Management’s nominees will be voted in favour of the Amalgamation Resolution. On any ballot that may be called for, the Common Shares represented by proxies in favour of the Management nominees named in the enclosed form of proxy will be voted for or against the Amalgamation Resolution in accordance with the specifications made by each Shareholder and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.
          The accompanying form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such amendment, variation or other matter in accordance with their judgment.

          The execution or exercise of a proxy does not constitute a written objection for the purposes of exercising dissent rights under section 304 of the NLCA. For information on Dissenting Shareholder rights, see the section of this Circular entitled “The Amalgamation—Right to Dissent”.
Revocation of Proxies
          In addition to any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing either (i) at the head office of the Corporation at Suite 600, 140 Water Street, St. John’s, Newfoundland and Labrador A1C 6H6, to the attention of the Corporate Secretary at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof at which the proxy is to be used, prior to the commencement of such Meeting.
BENEFICIAL SHAREHOLDERS
          Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns Common Shares through an intermediary, such as an investment advisor, stockbroker, bank, trust company or other nominee is not a registered shareholder (a “Beneficial Holder”). A Beneficial Holder should contact his or her intermediary and follow the voting instructions provided by such intermediary to ensure any Common Shares beneficially owned by the Beneficial Holder and registered in the name of the intermediary are voted at the Meeting in accordance with the Beneficial Holder’s instructions.
          Applicable regulatory policy requires brokers to seek voting instructions from Shareholders in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy or voting information form supplied by a broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Holder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) or another intermediary. If a Beneficial Holder receives a form of proxy or voting instruction form from Broadridge or another intermediary it cannot be used as a proxy to vote their Common Shares directly at the Meeting as the proxy or form must be returned (or otherwise reported as provided in the form of proxy or voting instruction form) as described in the form of proxy or voting instruction form well in advance of the Meeting in order to have the Common Shares voted.
          Should a Beneficial Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Holder), such Beneficial Holder should contact his or her intermediary to determine the steps necessary to accomplish this.
RECORD DATE
          In accordance with applicable laws, the Board of Directors has provided notice of and fixed the record date as of March 11, 2009 for the purposes of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. As of the Record Date, there were 73,299,928 Common Shares issued and outstanding. A person who has acquired Common Shares subsequent to the Record Date may be entitled to vote such shares at the Meeting upon producing properly endorsed certificates representing his or her Common Shares or otherwise establishing proper ownership of such Common Shares and demanding to the Corporation’s Registrar and Transfer Agent, not later than 9:00 a.m. (St. John’s, Newfoundland and Labrador time) on the day that is 10 days before the date of the Meeting, or any adjournment or postponement thereof, that his or her name be included in the list of Shareholders eligible to vote at the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
          The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of March 20, 2009, the Corporation had issued and outstanding 73,299,928 Common Shares.

          To the knowledge of the directors and officers of the Corporation, the only person, directly or indirectly, beneficially owning or exercising control or direction over Common Shares carrying more than 10% of the voting rights attached to all Common Shares is Fronteer, which the Corporation is informed owns 67,473,672 Common Shares, representing approximately 92.1% of the outstanding Common Shares.
SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING
          The Meeting has been called to consider and, if deemed appropriate, pass, with or without amendment, the Amalgamation Resolution. The text of the Amalgamation Resolution is attached as Appendix 1 to this Circular.
THE AMALGAMATION
Background to the Proposed Transaction
          On October 17, 2008, representatives of Fronteer contacted members of Aurora’s Board of Directors to discuss the possibility of Fronteer acquiring all of the Common Shares of Aurora not already owned by Fronteer. Following this initial contact, representatives of Fronteer and Aurora engaged in discussions throughout the fall of 2008 with respect to a proposed transaction whereby Fronteer would acquire all of the Common Shares that it did not already own.
          On December 22, 2008, Fronteer issued a press release announcing the execution of the Lock-Up Agreements and its intention to make the Offer. On January 23, 2009, Fronteer mailed the Offer and Circular to the holders of Common Shares.
          On February 6, 2009, the Board of Directors of Aurora issued its Directors’ Circular in response to the Offer, in which the Board of Directors indicated that it was making no recommendation with respect to the Offer at that time and advised Shareholders to wait for further communication prior to deciding whether or not to tender their Common Shares to the Offer. Subsequently, on February 20, 2009, Aurora issued a press release announcing that its Board of Directors had issued its Amended Directors’ Circular, in which the Board of Directors unanimously recommended that Shareholders accept and tender their Common Shares to the Offer.
          Leading up to the issuance of its Amended Directors’ Circular on February 20, 2009, the Board met with its financial and legal advisors on several occasions to formally consider the Offer. As part of its deliberations, the Board reviewed and considered, among other things, the prospects of the Corporation, the various benefits of and reasons to accept the Offer, the absence of any alternative offers for the Corporation or its assets or other strategic transactions that could prove superior to Fronteer’s Offer, the advice from its counsel in respect of its fiduciary duties and the opinion of its financial advisor, National Bank Financial Inc., that as of February 20, 2009, the consideration of 0.825 of a Fronteer Common Share per Common Share offered under the Offer was fair, from a financial point of view, to the Shareholders other than Fronteer, based upon and subject to the considerations, assumptions and limitations described in such opinion. The Board also reviewed with Management its view of the Offer and the available alternatives. On February 20, 2009, the Board unanimously resolved that the Offer was in the best interests of the Corporation and the Shareholders and to recommend that Shareholders accept the Offer.
          Following the expiry of the Offer at 8:00 p.m. (Toronto time) on March 2, 2009, Fronteer took up and paid for an aggregate of 36,526,336 Common Shares deposited under the Offer, representing approximately 49.8% of the issued and outstanding Common Shares. Pursuant to the Offer, Fronteer increased its ownership interest from approximately 42.2% to approximately 92.1% of the issued and outstanding Common Shares.
          In the Offer and Circular, Fronteer disclosed its intention, if the Offer was successful, to enter into one or more transactions to enable Fronteer to acquire all of the Common Shares not acquired under the Offer by means of a compulsory acquisition or subsequent acquisition transaction, including by way of an amalgamation between the Corporation and an affiliate of Fronteer. Fronteer and Newco have decided to pursue a subsequent acquisition transaction and to proceed with the Proposed Transaction.
Terms of the Amalgamation
          If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Newco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation as a wholly-owned subsidiary of Fronteer and will have the same assets and liabilities as the Corporation and Newco.

          Effective on the Amalgamation, Shareholders (other than Dissenting Shareholders and Fronteer) will receive one Amalco Redeemable Preferred Share for each Common Share held. In addition, each Common Share held by Fronteer will be exchanged for one Amalco Common Share and each issued and outstanding Newco Common Share will be exchanged for one Amalco Common Share. Following the Amalgamation: (a) Fronteer will subscribe for 5,826,256 Amalco Common Shares in consideration for an amount of cash equal to the product of (i) the closing price of a Fronteer Common Share on the TSX on the last trading day immediately preceding the date of the Amalgamation, multiplied by (ii) 0.825, multiplied by (iii) the number of Amalco Redeemable Preferred Shares outstanding immediately after the Amalgamation, and (b) Amalco will use the proceeds from the Fronteer subscription referred to in (a) above to subscribe and pay for the aggregate number of Fronteer Common Shares required to be paid as Consideration and distributed to holders of Amalco Redeemable Preferred Shares upon their redemption (in each case, subject to such adjustments as may be necessary in respect of Dissenting Shareholders, if any). Fronteer will be the only holder of Amalco Common Shares following the Amalgamation. The terms of the Amalco Redeemable Preferred Shares require Amalco to redeem each such share for 0.825 of a Fronteer Common Share on the Redemption Date, anticipated to be April 21, 2009, immediately following the Amalgamation. No fractional Fronteer Common Shares will be issued upon the redemption of the Amalco Redeemable Preferred Shares. Where the aggregate number of Fronteer Common Shares to be issued to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such holder of Amalco Redeemable Preferred Shares will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
          Certain Canadian and United Shares federal income tax implications of the Amalgamation to Shareholders are discussed in greater detail in this Circular. See the sections of this Circular entitled “The Amalgamation—Certain Canadian Federal Income Tax Considerations” and “The Amalgamation—Certain United States Federal Income Tax Considerations”.
          Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with and subject to strict compliance with sections 304 to 311 of the NLCA. See the section of this Circular entitled “The Amalgamation—Right to Dissent” and Appendices 3 and 4 to this Circular.
The Amalgamation Agreement
          The Amalgamation will be carried out pursuant to sections 288 and 289 of the NLCA, and will be effected in accordance with the terms and conditions of the Amalgamation Agreement between the Corporation and Newco. Upon approval by the Shareholders, satisfaction or waiver of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.
          The Effective Date of the Amalgamation is expected to be April 21, 2009. At the effective time, anticipated to be 10:00 a.m. (St. John’s, Newfoundland and Labrador time), on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. On the Effective Date:
(i)	each issued and outstanding Common Share (other than those held by Dissenting Shareholders and Fronteer) will be exchanged for one Amalco Redeemable Preferred Share;

(ii)	each issued and outstanding Common Share (and/or fraction thereof) held by Fronteer will be exchanged for one Amalco Common Share;

(iii)	each issued and outstanding Newco Common Share held by Fronteer will be exchanged for one Amalco Common Share;

(iv)	each issued and outstanding Common Share (and/or fraction thereof) held by each Dissenting Shareholder, if any, will be cancelled and become an entitlement to be paid the fair value of such Common Share and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of the Common Shares formerly held by such Dissenting Shareholder in accordance with the provisions of the NLCA;

(v)	each fraction of an issued and outstanding Common Share (other than those held by Dissenting Shareholders and Fronteer), if any, will be converted into the corresponding fraction of one Amalco Redeemable Preferred Share; and

(vi)	subject to reduction to effect payments made to Dissenting Shareholders, the stated capital account in the records of Amalco as at the effective time of the Amalgamation shall be the aggregate of the paid-up capital (as defined in the Tax Act) of the Corporation and Newco and shall be allocated to the stated capital account for the Amalco Redeemable Preferred Shares and the Amalco Common Shares as follows: (a) the stated capital of the Amalco Redeemable Preferred Shares will equal (x) an amount equal to the number of Amalco Redeemable Preferred Shares issued at the effective time on the Effective Date of the Amalgamation, multiplied by (y) the product of the closing price of a Fronteer Common Share on the TSX on the last trading day immediately preceding the date of the Amalgamation multiplied by 0.825; and (b) the stated capital for the Amalco Common Shares will be the balance of such aggregate paid-up capital (as so defined), subject to adjustment to reflect payments that may be made to Dissenting Shareholders, if any.
          In accordance with the NLCA, on the Effective Date:
(i)	the amalgamation of the Corporation and Newco and their continuation as one corporation, Amalco, under the terms and conditions of the Amalgamation Agreement, will be effective;

(ii)	the property of each of the Corporation and Newco will continue to be the property of Amalco;

(iii)	Amalco will continue to be liable for the obligations of each of the Corporation and Newco;

(iv)	any existing cause of action, claim or liability to prosecution with respect to either the Corporation or Newco or both will be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either the Corporation or Newco may be continued to be prosecuted by or against Amalco;

(vi)	any conviction against, or ruling, order or judgment in favour of or against either of the Corporation or Newco may be enforced by or against Amalco; and

(vii)	the articles of amalgamation are deemed to be the articles of incorporation of Amalco and, except as otherwise provided for in the NLCA, the certificate of amalgamation to be issued in respect of the Amalgamation is deemed to be the certificate of incorporation of Amalco.
          Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation as a wholly-owned subsidiary of Fronteer with the same assets and liabilities. Following the Amalgamation: (a) Fronteer will subscribe for 5,826,256 Amalco Common Shares in consideration for an amount of cash equal to the product of (i) the closing price of a Fronteer Common Share on the TSX on the last trading day immediately preceding the date of the Amalgamation, multiplied by (ii) 0.825, multiplied by (iii) the number of Amalco Redeemable Preferred Shares outstanding immediately after the Amalgamation; (b) Amalco will use the proceeds from the Fronteer subscription referred to in (a) above to subscribe and pay for the aggregate number of Fronteer Common Shares required to be paid as Consideration and distributed to holders of Amalco Redeemable Preferred Shares upon their redemption (in each case, subject to such adjustments as may be necessary in respect of Dissenting Shareholders, if any); and (c) each Amalco Redeemable Preferred Share will be redeemed by Amalco in exchange for 0.825 of a Fronteer Common Share, in accordance with the terms of the Amalco Redeemable Preferred Shares, on the Redemption Date. No fractional Fronteer Common Shares will be issued upon the redemption of the Amalco Redeemable Preferred Shares. Where the aggregate number of Fronteer Common Shares to be issued to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such holder of Amalco Redeemable Preferred Shares will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
          The respective obligations of the Corporation and Newco to consummate the Proposed Transactions are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the Corporation and Newco without prejudice to their right to rely on the other conditions:
(i)	the Amalgamation Agreement and the Amalgamation shall have been approved by the shareholders of each of the Corporation and Newco in accordance with the provisions of the NLCA and any other applicable regulatory requirements;

(ii)	all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Corporation and Newco and any applicable governmental or regulatory waiting period shall have expired or been terminated;

(iii)	there shall not be in effect any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or any other legal restraint or prohibition issued by any government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any subdivision thereof or any other entity or person exercising executive, legislative, judicial, regulatory or administrative authority, which would have the effect of preventing, prohibiting, making illegal or imposing material limitations on the Amalgamation or any of the transactions contemplated by the Amalgamation Agreement;

(iv)	the Corporation and Newco shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the Consideration on redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of: (x) its liabilities, and (y) the amount that would be required to be paid on a redemption or in a liquidation to the holders of Common Shares; and

(v)	the TSX shall have conditionally approved the listing thereon of the Fronteer Common Shares to be issued pursuant to the Amalgamation as of the Effective Date, subject only to compliance with the usual requirements of the TSX.
          The Amalgamation Agreement may be terminated by the board of directors of the Corporation or Newco at any time prior to the issuance of a certificate of amalgamation and notwithstanding the approval of the Amalgamation Resolution by the Shareholders or the approval by the sole shareholder of Newco.
          The Amalgamation Agreement may at any time and from time to time be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties thereto; (ii) waive compliance with or modify any of the covenants contained therein or waive or modify performance of any of the obligations of the parties thereto; or (iii) waive compliance with or modify any other conditions precedent contained therein, provided that no such amendment shall change the provisions thereof regarding the consideration to be received by the Shareholders and the shareholder of Newco for their Common Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.
          The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the complete text of the Amalgamation Agreement attached as Appendix 2 to this Circular. For a full description of the rights, privileges, restrictions and conditions attached to the Amalco Common Shares and the Amalco Redeemable Preferred Shares, see Schedule A to the Amalgamation Agreement.
          Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with and subject to strict compliance with sections 304 to 311 of the NLCA. For a summary description of such dissent rights, see the section of this Circular entitled “The Amalgamation—Right to Dissent” and Appendices 3 and 4 to this Circular.
Shareholder Approval
          The Amalgamation will not become effective until Shareholders have approved the Amalgamation Resolution in accordance with applicable law. Pursuant to the NLCA, the Amalgamation Resolution must be passed by at least 66 2/3% of the votes cast by holders of the Common Shares present in person or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution.
          Fronteer, which holds 67,473,672 Common Shares representing approximately 92.1% of the issued and outstanding Common Shares, has advised the Corporation that it intends to vote all of the Common Shares owned by it in favour of the Amalgamation Resolution. The votes attached to the Common Shares held by Fronteer are sufficient to adopt the Amalgamation Resolution. Fronteer is therefore in a position to have the Amalgamation approved.
          Unless otherwise specified by the Shareholder executing such proxy, the Management nominees named as proxies in the enclosed form of proxy intend to vote the Common Shares represented by such proxy FOR the Amalgamation Resolution.
          The Proposed Transaction constitutes a “business combination” for the Corporation within the meaning of MI 61-101. Pursuant to MI 61-101, the Corporation must obtain a formal valuation unless an exemption from the valuation requirement can be relied upon, and must obtain minority shareholder approval for the Amalgamation Resolution, unless an exemption from the minority approval requirement can be relied upon. Exemptions from the valuation and minority approval requirements are available and will be relied upon. See the section of this Circular entitled “The Amalgamation—Legal Aspects”.

Expenses of the Proposed Transaction
          The Corporation will pay the costs of the Proposed Transaction including legal, filing and printing costs, and the preparation of this Circular. Such costs are expected to aggregate approximately $160,000.
Board of Directors Approval
          The Board of Directors has reviewed and approved the Proposed Transaction and authorized the execution by the Corporation of the Amalgamation Agreement as well as the mailing of the Notice and this Circular to Shareholders.
          As discussed in this Circular under the heading “The Amalgamation—Background to the Proposed Transaction” above, on February 20, 2009 the Board of Directors unanimously resolved that Fronteer’s Offer was in the best interests of the Corporation and the Shareholders other than Fronteer and recommended that Shareholders accept the Offer.
          The Consideration per share that Shareholders are entitled to receive under the Proposed Transaction is equal in value to the consideration per share paid to Shareholders who deposited their Common Shares under the Offer.
Legal Aspects
          The Amalgamation constitutes a “business combination” within the meaning of MI 61-101.
          MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. For these purposes, if Shareholders will receive securities that are redeemed within seven days of their issuance in consideration for their Common Shares in the business combination, the proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination. The Offer and Circular in respect of the Offer contained the disclosure mandated by MI 61-101 (see “Acquisition of Common Shares Not Deposited”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Offer and Circular), the Amalgamation between the Corporation and an affiliate of Fronteer will be completed within 120 days of the expiry of the Offer, and the Consideration for the Common Shares under the Amalgamation is at least equal in value to and is in the same form as the consideration that tendering holders of Common Shares were entitled to receive under the Offer. Accordingly, an exemption from the requirement to prepare a valuation in connection with the Amalgamation is available and will be relied upon.
          MI 61-101 also provides that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. An exemption from the minority approval requirement is available if “interested parties” within the meaning of MI 61-101 beneficially own 90% or more of the affected securities at the time the business combination is agreed to and an enforceable appraisal right or substantially equivalent right is made available to minority shareholders. Fronteer and its affiliates are “interested parties” within the meaning of MI 61-101 and beneficially owned more than 90% of the Common Shares at the time the Amalgamation was agreed to with the Corporation. In addition, minority shareholders will be entitled to dissent and be paid the fair value of their Common Shares in accordance with and subject to strict compliance with sections 304 to 311 of the NLCA, which constitutes an enforceable appraisal remedy for purposes of MI 61-101 (see “The Amalgamation—Right to Dissent”). Accordingly, an exemption from the minority approval requirement in connection with the adoption of the Amalgamation Resolution is available and will be relied upon.
          Certain judicial decisions may be considered relevant to the Amalgamation. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.
          Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

Right to Dissent
          Under section 304 of the NLCA, a holder of Common Shares may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who strictly comply with the procedures set out in the NLCA will be entitled to be paid the fair value of their Common Shares in connection with which their right to dissent was exercised.
          Common Shares that are held by a Dissenting Shareholder will not be converted into Amalco Redeemable Preferred Shares and will not be redeemed by Amalco. Rather, following certain steps being taken by a Dissenting Shareholder, Dissenting Shareholders cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares in accordance with section 306 of the NLCA. However, in the event that a Shareholder fails to perfect that Shareholder’s right to dissent, withdraws that Shareholder’s notice of dissent or forfeits that Shareholder’s right to dissent, or that Shareholder’s right to dissent is otherwise terminated, in each case under the NLCA or his or her rights as a Shareholder of the Corporation are otherwise reinstated, each Common Share held by that Shareholder shall thereupon be deemed to have been converted into an Amalco Redeemable Preferred Share as of the Effective Date, which Amalco Redeemable Preferred Share shall be deemed to have been redeemed on the Redemption Date for 0.825 of a Fronteer Common Share.
          The dissent right and dissent procedure provided by sections 304 to 311 of the NLCA is summarized in Appendix 3 to this Circular and the full text thereof is set out in Appendix 4 to this Circular. Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in the NLCA may result in the loss or unavailability of any right to dissent.
Consideration
          Upon completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Fronteer) will receive Amalco Redeemable Preferred Shares. Each Amalco Redeemable Preferred Share will be redeemed for the Consideration on the Redemption Date. No fractional Fronteer Common Shares will be issued upon the redemption of the Amalco Redeemable Preferred Shares. Where the aggregate number of Fronteer Common Shares to be issued to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such holder of Amalco Redeemable Preferred Shares will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
Share Certificates
          No certificates will be issued in respect of Amalco Redeemable Preferred Shares and such shares shall be evidenced by certificates representing the Common Shares.
Letter of Transmittal and Delivery Requirements
          A Letter of Transmittal (printed on BLUE paper) is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The detailed instructions for the surrender of Share Certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary the Share Certificates together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form, and any other required documents, promptly thereafter, Amalco shall cause the Depositary to send the certificate(s) representing the required number of Fronteer Common Shares (in respect of the proceeds of the redemption of any Amalco Redeemable Preferred Shares issued to that Shareholder) that the Shareholder is entitled to receive, unless the Shareholder indicates to the Corporation that he or she wishes to pick up the Fronteer Common Share certificate(s) the Shareholder is entitled to receive, in which case such certificate(s) will be made available at the Toronto, Ontario office of the Depositary for pick-up.
          A Shareholder who has lost or misplaced his or her Share Certificate(s) should complete the Letter of Transmittal as fully as possible and forward it to the Depositary together with a letter explaining the loss or contact the Depositary as soon as possible for instructions. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Consideration in accordance with the Proposed Transaction. If a bond is required, the premium payable will be the responsibility of the Shareholder.
          In order to receive the Consideration, each Shareholder (other than Dissenting Shareholders and Fronteer) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with such Shareholder’s Share Certificate(s) and such other additional documents as the Depositary may reasonably require, if any. See also the section of this Circular entitled “Prescription Period”.

          The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents to the Depositary is at the option and risk of the Shareholder. The Corporation recommends that such documents be delivered by hand to the Depositary, at the offices listed in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, the Corporation recommends that registered mail be used, with return receipt requested, and that proper insurance be obtained.
          Shareholders whose Share Certificates are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee to arrange for the surrender of their Share Certificates.
          As soon as practicable after the Redemption Date, assuming due delivery of the required documentation, the Depositary will forward a share certificate(s) representing the Fronteer Common Shares to which the holder of Amalco Redeemable Preferred Shares is entitled. Unless otherwise directed in the Letter of Transmittal, Fronteer Common Share certificate(s) representing the Consideration will be issued in the name of the registered holder of the Common Shares surrendered to the Depositary pursuant to a duly completed Letter of Transmittal. Unless the person depositing the Common Shares instructs the Depositary to hold the certificate(s) representing the Fronteer Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such Fronteer Common Share certificate(s) will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) representing Fronteer Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of the Corporation. Certificates representing Fronteer Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.
Prescription Period
          On the Effective Date, each Shareholder will be removed from the Corporation’s securities register, and until they are validly surrendered, the Share Certificate(s) held by such former holder will (i) in the case of a Shareholder other then a Dissenting Shareholder, from and after the Redemption Date, represent only the right to receive, upon such surrender, the Consideration, and (ii) in the case of a Dissenting Shareholder, from and after the Effective Date, represent only the right to receive the fair value for the Common Shares held. Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered, with the Letter of Transmittal and all other required documentation, on or prior to the sixth anniversary of the Effective Date, and subject to applicable law, will cease to represent any claim against, or interest of any kind or nature in, the Corporation, Amalco or the Depositary and any person who surrenders Share Certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Consideration or other compensation.
          Subject to the requirements of applicable law, if the total number of Fronteer Common Shares delivered to the Depositary in respect of the aggregate Consideration payable upon the redemption of the Amalco Redeemable Preferred Shares resulting from the conversion of Common Shares under the Amalgamation has not been fully claimed and paid within six years of the Effective Date, the Fronteer Common Shares to which the holder of any Amalco Redeemable Preferred Shares was entitled will be deemed to have been surrendered to Fronteer for cancellation, together with all entitlements to dividends, distributions and interests thereon held for such holder, and Fronteer will refund to the Corporation the amount paid by the Corporation to Fronteer in respect of such cancelled Fronteer Common Shares.
Effect of the Amalgamation on the Options
          As at the date hereof, Options to purchase 6,182,667 Common Shares are outstanding. Under these outstanding Options, the exercise price per Common Share ranges from $1.11 to $18.03, with a weighted average exercise price of $6.25 as at March 20, 2009. The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. Options may be granted under the Stock Option Plan only to directors, officers, employees and other service providers (and corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and of the TSX. However, the Corporation has no plans to grant any further Options under the Stock Option Plan.
          The Stock Option Plan provides, generally, that upon an amalgamation of the Corporation, the optionee will be entitled to receive upon the subsequent exercise of his or her Options in accordance with the terms of the Stock Option Plan and shall accept in lieu of the number of Common Shares to which he or she was theretofor entitled upon such exercise, the aggregate number of shares of the appropriate class and/or other securities of the successor corporation and/or other consideration from the successor corporation that the optionee would have been entitled to receive as a result of such amalgamation if he or she had been the registered holder of Common Shares otherwise issuable upon the exercise of such holder’s Options on the effective date of such amalgamation. Consistent with the terms of the Stock Option Plan and the outstanding Options thereunder, and subject to further adjustment in accordance with the terms of the Stock Option Plan, a holder of Options that exercises such Options after the Effective Date will receive 0.825 of a Fronteer Common Share, subject to adjustment for fractional shares, in lieu of each Common Share to which the holder was previously entitled.

Certain Canadian Federal Income Tax Considerations
          In the opinion of Davies Ward Phillips & Vineberg LLP, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Redeemable Preferred Shares generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Common Shares and the Amalco Redeemable Preferred Shares as capital property, did not acquire their Common Shares pursuant to a stock option plan, did not acquire their Amalco Redeemable Preferred Shares upon the exercise of Options, deal at arm’s length with, and are not affiliated with, Amalco, Fronteer and the Corporation. Common Shares and Amalco Redeemable Preferred Shares generally will constitute capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and whose Common Shares or Amalco Redeemable Preferred Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Common Shares, Amalco Redeemable Preferred Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Canadian Resident Holder in the taxation year in which such election is made, and in all subsequent taxation years, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
          This summary is based on the current provisions of the Tax Act and the regulations issued thereunder (the “Regulations”) and on the Corporation’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or of any non-Canadian jurisdiction.
          This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act, nor does it apply to a Shareholder an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act or to a Shareholder to whom the “functional currency” reporting rules in section 261 of the Tax Act apply. Such Shareholders should consult their own tax advisors.
          This summary is not exhaustive of all Canadian federal income tax considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.
Shareholders Resident in Canada
          The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (“Canadian Resident Holder”).
          Disposition of Common Shares on Amalgamation
          A Canadian Resident Holder who, on the Amalgamation, holds Common Shares that are converted into Amalco Redeemable Preferred Shares will not realize any capital gain or capital loss on the conversion. The Canadian Resident Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Common Shares to the Canadian Resident Holder immediately before the Amalgamation and to have acquired the Amalco Redeemable Preferred Shares at an aggregate cost equal to those proceeds of disposition. There will, however, be income tax consequences to the Canadian Resident Holder on the redemption of the Canadian Resident Holder’s Amalco Redeemable Preferred Shares, as discussed below.
          Redemption of Amalco Redeemable Preferred Shares
          The Amalgamation Agreement effectively provides that, on the Amalgamation, there shall be allocated to the Amalco Redeemable Preferred Shares stated capital and paid-up capital equal to the aggregate redemption price thereof, such that the stated capital and paid-up capital of each Amalco Redeemable Preferred Share shall be the product of the closing price of a Fronteer Common Share on the Toronto Stock Exchange on the last trading day immediately preceding the date of the Amalgamation multiplied by 0.825. Accordingly, on the redemption of Amalco Redeemable Preferred Shares held by a Canadian Resident Holder immediately following the effective time of the Amalgamation, the Canadian Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares (which will be equal to the fair market value of the redemption price of 0.825 of a Fronteer Common Share per Amalco Redeemable Preferred Share) exceed (or are less than) the aggregate adjusted cost base to the Canadian Resident Holder of such shares and any reasonable costs of disposition. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.
          Dissenting Shareholders
          Under the current administrative practice of the CRA, Canadian Resident Holders who exercise their right of dissent in respect of the Amalgamation will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by Amalco to them for such Common Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Common Shares to the Canadian Resident Holder who is a Dissenting Shareholder and any reasonable costs of disposition. Any interest awarded to a Canadian Resident Holder who is a Dissenting Shareholder will be included in the Canadian Resident Holder’s income. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.
          Taxation of Capital Gains or Capital Losses
          A Canadian Resident Holder who realizes a capital gain or a capital loss on the redemption of Amalco Redeemable Preferred Shares or, in the case of a Canadian Resident Holder who is a Dissenting Shareholder, on the disposition of Common Shares, will generally be required to include in income one-half of any such capital gain (“taxable capital gain”) and will be required to deduct one-half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
          A capital loss realized on the disposition of any such shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such shares or, in the case of a disposition of Amalco Redeemable Preferred Shares received on the Amalgamation, on the Common Shares converted into such Amalco Redeemable Preferred Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. As the Corporation has not paid any dividends on its Common Shares since its incorporation, these rules generally should not be applicable.
          A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.
          The realization of a capital gain (or capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual’s or the trust’s liability for alternative minimum tax under the Tax Act. Canadian Resident Holders should consult their own tax advisors with respect to alternative minimum tax provisions.
Shareholders Not Resident in Canada
          The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold and is not deemed to use or hold Common Shares or Amalco Redeemable Preferred Shares in connection with carrying on a business in Canada or as “designated insurance property” (a “Non-Resident Holder”).
          Whether Common Shares or Amalco Redeemable Preferred Shares are Taxable Canadian Property
          The Canadian tax consequences of the Amalgamation and the redemption of Amalco Redeemable Preferred Shares will depend on whether the Non-Resident Holder’s Common Shares and/or Amalco Redeemable Preferred Shares constitute “taxable Canadian property” for purposes of the Tax Act.
          Common Shares will constitute “taxable Canadian property” to a Non-Resident Holder if, at any time during the 60-month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of the Corporation were owned or were deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or by any combination thereof. In addition, Common Shares will constitute “taxable Canadian property” to a Non-Resident Holder if they cease to be listed on a designated stock exchange or in certain other circumstances specified in the Tax Act.

          Amalco Redeemable Preferred Shares will constitute “taxable Canadian property” to a Non-Resident Holder if the Common Shares of the Non-Resident Holder converted in the Amalgamation were taxable Canadian property, if the Amalco Redeemable Preferred Shares are not deemed to be listed on a designated stock exchange or if at any time 25% or more of all issued and outstanding Amalco Redeemable Preferred Shares were owned or were deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or by any combination thereof.
          Non-Taxable Canadian Property Shares
          A Non-Resident Holder for which the Common Shares and Amalco Redeemable Preferred Shares do not constitute “taxable Canadian property” will not realize any capital gain in respect of the disposition of Common Shares on the Amalgamation and will not be subject to taxation under the Tax Act in respect of any capital gain realized on the redemption of the Amalco Redeemable Preferred Shares.
          Common Shares as Taxable Canadian Property
          A Non-Resident Holder whose Common Shares constitute “taxable Canadian property” will not realize a capital gain or capital loss on the conversion of the Common Shares for Amalco Redeemable Preferred Shares on the Amalgamation. The Non-Resident Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Common Shares to the Non-Resident Holder immediately before the Amalgamation and to have acquired the Amalco Redeemable Preferred Shares at an aggregate cost equal to those proceeds of disposition. A Non-Resident Holder whose Common Shares constitute “taxable Canadian property” may be required to file a Canadian income tax return even though the Non-Resident Holder will not realize a capital gain on the disposition of such shares, unless the disposition of the Common Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Common Shares constitute “taxable Canadian property” should consult their own tax advisors for advice regarding their particular circumstances.
          Amalco Redeemable Preferred Shares as Taxable Canadian Property
          The Amalgamation Agreement effectively provides that, on the Amalgamation, there shall be allocated to the Amalco Redeemable Preferred Shares stated capital and paid-up capital equal to the aggregate redemption price thereof, such that the stated capital and paid-up capital of each Amalco Redeemable Preferred Share shall be the product of the closing price of a Fronteer Common Share on the Toronto Stock Exchange on the last trading day immediately preceding the date of the Amalgamation multiplied by 0.825. Accordingly, on the redemption of Amalco Redeemable Preferred Shares held by a Non-Resident Holder whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” at the time of redemption immediately following the effective time of the Amalgamation, the Non-Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such shares (which will be equal to the fair market value of the redemption price of 0.825 of a Fronteer Common Share per Amalco Redeemable Preferred share) exceed (or are less than) the aggregate adjusted cost base to the Non-Resident Holder of such shares and any reasonable costs of disposition.
          The tax consequences described above under “Shareholders Resident in Canada—Taxation of Capital Gains or Capital Losses” generally will apply to a Non-Resident Holder whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” and who realizes a capital gain or a capital loss on the redemption thereof. It is possible that a capital gain realized by a Non-Resident Holder whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” may be exempt from tax under the terms of an applicable bilateral tax treaty, although this will generally depend on the nature of the assets of Amalco at the time of disposition. A Non-Resident Holder whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” may be required to file a Canadian income tax return even if the Non-Resident Holder does not realize a capital gain on the disposition of such shares, unless the disposition of the Amalco Redeemable Preferred Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Amalco Redeemable Preferred Shares constitute “taxable Canadian property” should consult their own tax advisors for advice regarding their particular circumstances.
          Dissenting Shareholders
          Under the current administrative practice of the CRA, the receipt by a Non-Resident Holder who is a Dissenting Shareholder with respect to the Amalgamation of a cash payment equal to the fair market value of the Non-Resident Holder’s Common Shares will be treated as proceeds of disposition of such Common Shares (except for any amount received as interest). Any amount received as interest will generally not be subject to withholding tax.
          No Canadian tax will be payable on any capital gain realized in these circumstances by a Non-Resident Holder whose Common Shares do not constitute “taxable Canadian property”.

          In the event that the Common Shares constitute “taxable Canadian property” to a particular Non-Resident Holder who is a Dissenting Shareholder, such Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Common Shares. The tax consequences described above under “Shareholders Resident in Canada—Taxation of Capital Gains or Capital Losses” generally will apply to a Non-Resident Holder who is a Dissenting Shareholder whose Common Shares constitute “taxable Canadian property”. It is possible that a capital gain realized by such a Dissenting Shareholder may be exempt from tax under the terms of an applicable bilateral tax treaty, although this will generally depend on the nature of the assets of the Corporation (or Amalco) at the time of disposition. A Non-Resident Holder who is a Dissenting Shareholder whose Common Shares constitute “taxable Canadian property” may be required to file a Canadian income tax return even if the Non-Resident Holder does not realize a capital gain on the disposition of such shares, unless the disposition of the Common Shares is an “excluded disposition” of the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Common Shares constitute “taxable Canadian property” and who are Dissenting Shareholders should consult their own tax advisors for advice regarding their particular circumstances.
Certain United States Federal Income Tax Considerations
Scope of this Disclosure
          The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Shareholders (as defined below) arising from and relating to the Amalgamation and subsequent redemption of Common Shares.
          This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Shareholder as a result of the Proposed Transaction. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences of the Proposed Transaction to such U.S. Shareholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Shareholder. U.S. Shareholders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Proposed Transaction.
Authorities
          This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary, proposed, and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), in each case as in effect and available as of the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-U.S. Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences described in this summary.
U.S. Shareholders
          For purposes of this summary, a “U.S. Shareholder” is a holder of Common Shares (or, following the completion of the Proposed Transaction, a holder of Fronteer Common Shares) that holds such shares as capital assets, and that, for U.S. federal income tax purposes, is:
•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

•	an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or

•	a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
          If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Common Shares (or, following the completion of the Proposed Transaction, Fronteer Common Shares), the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Common Shares (or, following the completion of the Proposed Transaction, Fronteer

Common Shares) should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Proposed Transaction and the ownership and disposition of Fronteer Common Shares received pursuant to the Proposed Transaction.
Non-U.S. Shareholders
          For the purposes of this summary, a “non-U.S. Shareholder” is a holder of Common Shares (or, following the completion of the Proposed Transaction, Fronteer Common Shares) other than a U.S. Shareholder. This summary does not address the U.S. federal income tax consequences of the Amalgamation or redemption of Amalco Redeemable Preferred Shares or the ownership and disposition of Fronteer Common Shares received pursuant to the Proposed Transaction to non-U.S. Shareholders of Common Shares, and such non-U.S. Shareholders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Proposed Transaction and ownership and disposition of Fronteer Common Shares received pursuant to the Proposed Transaction, and the potential application of any tax treaties.
Transactions Not Addressed
          This summary does not address the U.S. federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Amalgamation or redemption of Amalco Redeemable Preferred Shares (whether or not any such transactions are undertaken in connection with the Proposed Transaction), including, without limitation, the following:
•	any exercise of any warrant, option or other right to acquire Common Shares;

•	any conversion of any warrant, option or other right to acquire Common Shares into a right to acquire Fronteer Common Shares;

•	any conversion into Common Shares of any notes, debentures or other debt instruments; and

•	any transaction, other than the Proposed Transaction, in which Common Shares or Fronteer Common Shares are acquired.
Persons Not Addressed
          The U.S. federal income tax consequences to the following persons (including persons who are U.S. Shareholders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Proposed Transaction and ownership and disposition of Fronteer Common Shares received pursuant to the Proposed Transaction:
•	the Corporation and Fronteer;

•	persons that acquired Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold warrants, notes, debentures or other debt instruments in the Corporation with respect to those warrants, notes, debentures or other debt instruments;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	U.S. expatriates and former long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Aurora (or, following the completion of the Proposed Transaction, U.S. Shareholders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Fronteer);

•	persons who own their Common Shares other than as a capital asset as defined in the Code; and

•	other persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method.

U.S. Estate and Gift Taxes, State and Local Taxes, Foreign Jurisdictions Not Addressed
          This summary does not address U.S. estate or gift tax consequences, U.S. state or local tax consequences, or the tax consequences of the Proposed Transaction in jurisdictions other than the U.S.
Integrated Transaction
          While the issue is not free from doubt, the Corporation believes that the IRS will treat the Amalgamation and the subsequent redemption of Amalco Redeemable Preferred Shares for Fronteer Common Shares as a single, integrated transaction, and that, for U.S. federal income tax purposes, U.S. Shareholders of Common Shares should be treated as exchanging their Common Shares for Fronteer Common Shares. The remainder of this discussion assumes that the IRS does treat the Amalgamation and redemption of Amalco Redeemable Preferred Shares for Fronteer Common Shares as a single, integrated transaction and does not discuss the tax consequences to U.S. Shareholders, which consequences could differ significantly, if the IRS were to successfully treat the Amalgamation and redemption of Amalco Redeemable Preferred Shares as separate transactions.
Exchange of Common Shares
          The Proposed Transaction should qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). Accordingly, subject to the PFIC rules discussed below, U.S. Shareholders who receive Fronteer Common Shares in the Proposed Transaction should not recognize any gain or loss on the exchange of their Common Shares for Fronteer Common Shares and their tax basis of the Fronteer Common Shares received in the Proposed Transaction should be equal to the adjusted tax basis of their Common Shares. Further, the holding period of U.S. Shareholders in their Fronteer Common Shares should include the period during which the U.S. Shareholders held their Common Shares.
Dissenting U.S. Shareholders
          A U.S. Shareholder who exercises any available dissent or appraisal rights arising out of the Proposed Transaction generally will recognize gain or loss on an exchange of the U.S. Shareholder’s Common Shares for cash in an amount equal to the difference between (a) the U.S. dollar value of the Canadian currency received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the U.S. Shareholder’s adjusted tax basis in its Common Shares. Such gain or loss described generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Shareholder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. If the Corporation is a “passive foreign investment company” (a “PFIC”), such U.S. Shareholder may be subject to special, adverse tax rules similar to the rules described under the heading “Treatment of Fronteer as a PFIC” below, unless the U.S. Shareholder has made a “qualified electing fund” (“QEF”) election under Section 1295 of the Code with respect to the Common Shares effective for the first year in such U.S. Shareholder’s holding period in which the Corporation was a PFIC or a “mark-to-market” election under Section 1296 of the Code. See “Treatment of Fronteer as a PFIC” below, for a description of those elections.
Treatment of the Corporation as a PFIC
          A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Shareholder has held shares of the corporation, the corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Shareholder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest. In addition, if a non-U.S. corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a U.S. Shareholder may be treated as if it owned the shares of the other foreign corporation directly for purposes of the PFIC rules. The Corporation has not determined whether it meets the definition of PFIC for the current tax year or any prior tax years. The Corporation expects, however, that it will likely be a PFIC for the current taxable year.

Consequences if the Corporation is Classified as a PFIC
          If the Corporation is classified as a PFIC, a U.S. Shareholder of Common Shares may be subject to special, adverse tax rules in respect of the Proposed Transaction.
Under the PFIC rules:
•	unless Fronteer is also considered a PFIC for the taxable year in which the Proposed Transaction occurs, the Proposed Transaction will be treated as a taxable exchange even if the transaction qualifies as a Reorganization;

•	any gain on the Common Shares realized in the Proposed Transaction will be allocated rateably over the U.S. Shareholder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which the Corporation was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which the Corporation was a PFIC will be subject to tax at the highest rate of tax for ordinary income in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which the Corporation was a PFIC, which interest charge is not deductible by non-corporate U.S. Shareholders.
          A U.S. Shareholder that has made a QEF or a “mark-to-market” election may not be subject to the PFIC rules described above. See “Treatment of Fronteer as a PFIC” below, for a description of those elections. To be considered timely for this purpose, a QEF election must be made for the first tax year in the U.S. Shareholder’s holding period in which the Corporation qualified as a PFIC (or a deemed sale election must be made, as described below).
          If a U.S. Shareholder fails to timely make a QEF election for the first tax year in the U.S. Shareholder’s holding period in which the PFIC qualifies as a PFIC, the U.S. Shareholder may be able to make a retroactive QEF election after the due date for the original QEF election if the U.S. Shareholder reasonably believed that as of the election due date, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and filed a Protective Statement (as described below) with respect to the foreign corporation, applicable to the retroactive election year, in which the shareholder described the basis for its reasonable belief and extended the periods of limitations on the assessment of PFIC related taxes with respect to the foreign corporation for all taxable years of the shareholder to which the Protective Statement applies. A “Protective Statement” is a statement executed under penalties of perjury by the U.S. Shareholder that contains, among other things, a description of the shareholder’s basis for its reasonable belief that the foreign corporation was not a PFIC for its taxable year that ended with or within the shareholder’s first taxable year to which the Protective Statement applies. A shareholder that has not satisfied the foregoing requirements for a retroactive QEF election may request the consent of the IRS to make a retroactive election for a taxable year of the shareholder provided the shareholder reasonably relied on a qualified tax professional who failed to identify the corporation as a PFIC or failed to advise the U.S. Shareholder of the consequences of making, or failing to make, the QEF election and provided that certain other requirements are met.
          Generally, to make a QEF election for a year that is not the first year in the U.S. Shareholder’s holding period in which the foreign corporation qualified as a PFIC, the U.S. Shareholder must also make a “deemed sale election” as described below. Such deemed sale election must be made by amending the U.S. Shareholder’s U.S. federal income tax return within three years of its due date (including extensions). The deemed sale election must be accompanied by a QEF election if the corporation was classified as a PFIC for the tax year with respect to which the deemed sale election is made. A deemed sale election requires that the U.S. Shareholder recognize any gain (but not loss) that the U.S. Shareholder would have realized on a sale of such U.S. Shareholder’s stock in the foreign corporation for its fair market value (i) on the first day of the U.S. Shareholder’s tax year with respect to which the accompanying QEF election is made, if the corporation was still a PFIC for such year, or (ii) on the last day of the most recent taxable year of the corporation in which it was classified as a PFIC, if the corporation lost its PFIC status in the subsequent taxable year. The adjusted tax basis of a U.S. Shareholder’s company shares will be increased by the amount of gain recognized by such U.S. Shareholder on a deemed sale election. U.S. Shareholders should be aware that there can be no assurance that the Corporation will supply the information and statements necessary to make a QEF election. U.S. Shareholders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the QEF or mark-to-market elections.

Ownership of Fronteer Common Shares
          The following is a summary of certain material U.S. federal income tax consequences to a U.S. Shareholder arising from and relating to the ownership and disposition of Fronteer Common Shares.
          General Taxation of Distributions
          Subject to the PFIC rules discussed below, a U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to the Fronteer Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current and accumulated “earnings and profits” of Fronteer, as computed for U.S. federal income tax purposes. Subject to the PFIC rules discussed below, to the extent that a distribution exceeds the current and accumulated “earnings and profits” of Fronteer, the distribution will be treated first as a tax-free return of capital to the extent of a U.S. Shareholder’s tax basis in the Fronteer Common Shares and thereafter as gain from the sale or exchange of its Fronteer Common Shares. See “Disposition of Fronteer Common Shares” below. Dividends received on the Fronteer Common Shares generally will not be eligible for the “dividends received deduction”.
          For taxable years beginning before January 1, 2011, certain dividends will be taxed at the preferential tax rates applicable to long-term capital gains. These preferential tax rates do not apply to dividends paid by a PFIC. As discussed below, under “Treatment of Fronteer as a PFIC”, Fronteer expects that it likely will be a PFIC for the current taxable year and that dividends paid by Fronteer to a U.S. Shareholder generally will not be eligible for the preferential tax rates applicable to long-term capital gains.
          Distributions Paid in Foreign Currency
          The amount of a distribution received on the Fronteer Common Shares in foreign currency generally will be equal to the U.S. dollar value of distribution based on the exchange rate applicable on the date of receipt. A U.S. Shareholder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the U.S. dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as U.S. source ordinary income or loss.
Disposition of Fronteer Common Shares
          A U.S. Shareholder will recognize gain or loss on the sale or other taxable disposition of Fronteer Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the U.S. Shareholder’s adjusted tax basis in the Fronteer Common Shares sold or otherwise disposed of. Such gain or loss described generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year, subject to the discussion below regarding PFICs. Preferential tax rates apply to long-term capital gains of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Shareholder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.
Treatment of Fronteer as a PFIC
          Whether Fronteer will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Fronteer over the course of each taxable year (as discussed above under “Treatment of the Corporation as a PFIC”) and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance whether Fronteer will be considered a PFIC for the taxable year that includes the day after the date of the Proposed Transaction or for any subsequent taxable year. Based on current business plans and financial projections, Fronteer expects that it will likely be a PFIC for the current taxable year.
          If Fronteer is a PFIC, a U.S. Shareholder of Fronteer Common Shares will be subject to special, adverse tax rules. Under the PFIC rules:
•	any gain on the sale, exchange, or other disposition of Fronteer Common Shares (including certain dispositions that would otherwise not be subject to tax) and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over the U.S. Shareholder’s holding period for the Fronteer Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Fronteer was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which Fronteer was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Fronteer was a PFIC, which interest charge is not deductible by non-corporate U.S. Shareholders.
          A U.S. Shareholder of a corporation that is classified as a PFIC may elect, provided the corporation complies with certain reporting requirements, to have the corporation treated as a “qualified electing fund”, or “QEF”, with respect to such shareholder, in which case, for any taxable year that the corporation is actually a PFIC, the QEF-electing U.S. Shareholder is required to include in gross income his or her proportionate share of the corporation’s ordinary income and net capital gains, whether or not such amounts are actually distributed to the U.S. Shareholder. Any amounts distributed by the corporation out of earnings previously included in the income of a QEF-electing U.S. Shareholder generally are not taxable for U.S. Federal income tax purposes (although the electing U.S. Shareholder may recognize ordinary income or loss attributable to exchange rate fluctuations between the time of the previous income inclusion and the time of the actual distribution). An electing U.S. Shareholder’s tax basis in its shares is increased by the amount of any QEF income inclusions reported by such shareholder, and is decreased by any distributions received from the corporation that are treated as recoveries of previously-taxed income. In addition, a QEF-electing U.S. Shareholder that made a QEF election effective for the first year in such U.S. Shareholder’s holding period for the Fronteer Common Shares during which Fronteer was a PFIC is not subject to the special rules described above (which are applicable to non QEF-electing U.S. Shareholders) when it disposes of its Fronteer Common Shares. U.S. Shareholders should be aware, however, that there can be no assurance that Fronteer will supply the information and statements necessary for U.S. Shareholders to make a QEF election.
          As an alternative to a QEF election, a U.S. Shareholder may elect to mark its shares to market (a “Mark-to-Market Election”). A U.S. Shareholder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of its shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss. A U.S. Shareholder that has made a Mark-to-Market Election will not be subject to the special rules described above when the U.S. Shareholder disposes of its Fronteer Common Shares.
          U.S. Shareholders are strongly urged to consult their own advisors as to the status of Fronteer as a PFIC under the U.S. tax rules and the advisability of making a QEF election or a Mark-to-Market Election.
Foreign Tax Credit
          A U.S. Shareholder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received or a gain realized on the Fronteer Common Shares generally will be entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Shareholder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Shareholder during a taxable year.
          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Shareholder’s U.S. federal income tax liability that the U.S. Shareholder’s “foreign source” taxable income bears to the U.S. Shareholder’s worldwide taxable income. In applying this limitation, a U.S. Shareholder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a U.S. Shareholder on the sale or other taxable disposition of Fronteer Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the Canada-U.S. Tax Convention. Dividends received on the Fronteer Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income”. Income or loss on the sale or other taxable disposition of foreign currency will generally be U.S. source. The foreign tax credit rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding Tax and Information Reporting Requirements
          Unless the U.S. Shareholder is a corporation or other exempt recipient, payments to certain U.S. Shareholders of dividends made on Fronteer Common Shares, or the proceeds of the sale or other disposition of the Common Shares or the Fronteer Common Shares that are made within the United States or through certain United States related financial intermediaries, may be subject to information reporting and U.S. federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the U.S. Shareholder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Shareholder under the backup withholding rules is allowable as a credit against the U.S. Shareholder’s U.S. federal income tax, provided that the required information is furnished to the IRS.
INFORMATION CONCERNING THE CORPORATION
          The Corporation is a uranium exploration and development company. The Corporation’s principal asset is its 100%-owned uranium portfolio (subject to a 2% royalty interest) located in the Central Mineral Belt in coastal Labrador, Canada, one of the world’s most promising uranium districts. The Corporation’s uranium portfolio in Labrador is underpinned by the Michelin uranium deposit, and also contains the Jacques Lake deposit and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits). The Corporation recently acquired an option to earn a majority interest in the Baker Lake Basin property located in Nunavut, Canada through an agreement with Pacific Ridge Exploration Ltd.
          On April 8, 2008, the Nunatsiavut Government implemented a three-year moratorium on uranium mining on Labrador Inuit Lands, but continues to allow uranium exploration. The moratorium provides the Nunatsiavut Government with the opportunity to enact environment assessment legislation and to formulate the land use plan required by the Labrador Inuit Land Claims Agreement. The Nunatsiavut Government has indicated that it will review the moratorium by March 31, 2011.
          Fronteer owns and controls an aggregate of 67,473,672 Common Shares representing approximately 92.1% of the issued and outstanding Common Shares.
          The Corporation was incorporated under the Corporations Act (Newfoundland and Labrador) on June 8, 2005 under the name “Labrador Uranium Co. Ltd.”. Pursuant to articles of amendment dated July 29, 2005, the name of the Corporation was changed to “Aurora Energy Inc.” and, subsequently, pursuant to articles of amendment dated February 15, 2006, the name of the Corporation was changed to “Aurora Energy Resources Inc.”. The Corporation’s head office is located at Suite 600, 140 Water Street, St. John’s, Newfoundland and Labrador A1C 6H6 and its registered and records office is located at 323 Duckworth Street, P.O. Box 5955, St. John’s, Newfoundland and Labrador A1C 5X4.
          The Corporation is currently a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares are listed and posted for trading on the TSX under the symbol “AXU”. The Corporation has been advised by Fronteer that it intends to delist the Common Shares from the TSX and to cause the Corporation to cease to be a reporting issuer under the securities laws of each Province of Canada in which it is a reporting issuer and to cease to have public obligations in any other jurisdiction where it may have such obligations following completion of the Amalgamation and related transactions. Fronteer has advised the Corporation that upon completion of the Amalgamation and related transactions, Fronteer expects to operate the Corporation as a wholly-owned subsidiary of Fronteer.
          For further information regarding the Corporation, reference is made to the Corporation’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.
INFORMATION CONCERNING SECURITIES OF THE CORPORATION
Price Range and Trading Volume of Common Shares
          The Common Shares are listed and posted for trading on the TSX. The following table sets out the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

	TSX
	High	Low	Volume
		(Cdn$)
2009

March 1 to March 20	$2.61	$2.00	569,127
February	$2.67	$1.96	1,312,653
January	$2.29	$1.63	3,478,673

2008

December	$1.97	$0.84	7,371,087
November	$1.62	$0.90	739,323
October	$1.70	$0.83	2,723,827
September	$2.28	$1.30	2,451,563
August	$2.98	$2.14	2,481,157
July	$4.39	$2.77	3,888,077
June	$5.30	$3.31	10,607,967
May	$5.41	$3.35	9,039,453
April	$5.73	$3.26	13,360,429
March	$9.65	$5.13	4,591,217
February	$10.36	$7.75	3,578,979
January	$13.96	$7.97	4,052,504

Source: TSX Market Data and www.TSX.com.
          Fronteer announced its intention to commence the Offer on December 22, 2008. The closing price of the Common Shares on the TSX on December 19, 2008, the last trading day prior to Fronteer’s announcement of its intention to make the Offer on December 22, 2008, was $0.97. The Consideration thus represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date. The Consideration also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and the Corporation on the TSX for the 20 trading days ended December 19, 2008.
OWNERSHIP OF SHARES BY FRONTEER AND ITS AFFILIATES
          Fronteer holds an aggregate of 67,473,672 Common Shares representing approximately 91.2% of the issued and outstanding Common Shares.
          Except as disclosed elsewhere in this Circular, the Corporation has been advised that none of Fronteer or Newco or any of their respective directors or officers or, to the knowledge of Fronteer and Newco after reasonable enquiry: (a) any associate or affiliate of such directors or officers, (b) any person or company holding more than 10% of any class of equity securities of Fronteer or Newco or their respective associates or affiliates, (c) any other insider of Fronteer or Newco, or (d) any associate, affiliate or person or company acting jointly or in concert with Fronteer or Newco, beneficially owns, directly or indirectly, or exercises control or direction over any of the Common Shares of the Corporation, other than as disclosed above.
INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING
          The Proposed Transaction includes the Amalgamation of the Corporation and Newco. The Proposed Transaction has been proposed in order to enable Fronteer to acquire the remaining Common Shares that were not acquired by Fronteer under the Offer. Certain of the current directors and certain officers of the Corporation are also directors, officers or employees of, or otherwise have links to, one or more of Fronteer and Newco and therefore could be considered as having an interest in the completion of the Proposed Transaction. As of March 20, 2009, Fronteer beneficially owns and controls 67,473,672 Common Shares representing approximately 92.1% of the issued and outstanding Common Shares. The Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares will result in Fronteer owning, directly or indirectly, 100% of the Amalco Common Shares.
          None of the directors and/or executive officers of Fronteer or the Corporation (or their respective associates and affiliates) beneficially own or control any Common Shares of the Corporation, except for Paul McNeill, Vice-President, Exploration of the Corporation, who currently holds an aggregate of 5,000 Common Shares. In connection with Fronteer’s Offer, which may, subject to certain conditions, constitute a change of control pursuant to pre-existing employment arrangements in place between the Corporation and certain of its executive officers, the following executive officers of the Corporation may be entitled to receive change of control payments from the Corporation: Bruce Dumville, Paul Coombs, Paul McNeill, Chesley Andersen, John Roberts and Don Falconer.
          The Corporation has a directors’ and officers’ liability insurance policy in place for the benefit of its directors and officers. The premium payable for such insurance to-date was approximately $97,600. The aggregate insurance coverage obtained under the policy is $25 million, with a deductible per occurrence or loss of $50,000. No amounts were paid in fiscal 2008 or are currently payable under such policy.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
          Other than as disclosed elsewhere in this Circular, no director or executive officer of the Corporation, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS
          The Corporation intends to delist the Common Shares from the TSX and to cause the Corporation to cease to be a reporting issuer under the securities laws of each Province of Canada in which it is a reporting issuer and to cease to have public obligations in any other jurisdiction where it may have such obligations.
INFORMATION CONCERNING FRONTEER AND NEWCO
Risk Factors
          In assessing the Amalgamation, Shareholders should carefully consider the risks described in Fronteer’s Annual Information Form and the management’s discussion and analyses for Fronteer incorporated by reference herein and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, together with the other information contained in, or incorporated by reference in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial, may also adversely affect the business of Fronteer following the completion of the Amalgamation. In particular, the Amalgamation is subject to certain risks including the following risks. Additional risks and uncertainties relating to the Corporation are discussed or referred to in the documents filed by the Corporation with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.
The Amalgamation Agreement may be terminated by the Corporation or Newco in certain circumstances, in which case the market price for the Common Shares may be adversely affected
          Each of the Corporation and Newco has the right to terminate the Amalgamation Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Amalgamation Agreement will not be terminated by either the Corporation or Newco before the completion of the Amalgamation. In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of the Corporation and Newco, including the TSX conditionally approving the Newco Common Shares issuable upon the redemption of the Amalco Redeemable Preferred Shares. There is no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied. If for any reason the Amalgamation is not completed, the market price of Common Shares may be adversely affected.
You may receive securities with a market value lower than you expected
          Upon redemption, holders of Amalco Redeemable Preferred Shares will receive a fixed number of Fronteer Common Shares (subject to adjustment for fractional shares), rather than Fronteer Common Shares with a fixed market value. Because this fixed number will not be adjusted to reflect any change in the market value of the Fronteer Common Shares, the market value of Fronteer Common Shares received upon redemption may vary significantly from the market value at the dates referenced in this Circular.

Fronteer
          Fronteer is principally engaged in the acquisition, exploration and development of mineral properties or interests in corporations controlling mineral properties of interest to Fronteer. Fronteer began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, primarily in the Province of Ontario. Fronteer’s principal exploration properties are located in Nevada, U.S.A. and Turkey, and it holds additional properties in California, U.S.A. Through its approximate 92.1% equity interest in the Corporation, Fronteer also has exposure to the Corporation’s projects in Newfoundland and Labrador and Nunavut, Canada.
          Fronteer is focused on discovering and advancing deposits with strong production potential. Fronteer’s vision is to advance a robust pipeline of projects stretching from exploration through to production. In particular, Fronteer has an interest in several major gold projects throughout Nevada, United States and gold and copper-gold projects in northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, Fronteer’s key projects include a 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; a 51% interest in Long Canyon as part of a joint venture with AuEx Ventures Inc., a discovery defining an entirely new gold trend in the Eastern Great Basin; and Sandman, a property in which Newmont Mining Corporation has the option to acquire up to a 60% interest by advancing the project to a production decision by 2011. In Turkey, as part of a joint venture with Teck Cominco Ltd., Fronteer has built and retains a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit.
          Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately $75 million in cash and cash equivalents held with large Canadian commercial banks. For additional information, reference is made to Fronteer’s Annual Information Form incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com and to Fronteer’s latest Annual Report on Form 40-F on file with the SEC at www.sec.gov.
          In April 2006, Fronteer entered into a shared services agreement with the Corporation to share head office space and related administration costs. The service arrangement with the Corporation was amended in May 2008 to reflect the reduced level of office and administrative services provided by Fronteer since the Corporation relocated its head office to St. John’s, Newfoundland and Labrador; certain employees of Fronteer continue to provide services to the Corporation. During the 12 months ended December 31, 2008, Fronteer invoiced the Corporation a total of $1,130,618 for costs and related taxes relating to exploration activities at the Corporation’s uranium project in the Central Mineral Belt of coastal Labrador, fixed assets and general administration costs incurred by Fronteer on behalf of the Corporation.
          Fronteer is a corporation existing under the Business Corporations Act (Ontario), as amended or supplemented. Fronteer’s head office and principal place of business is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 and its registered office is located at 40 King Street West, 2100 Scotia Plaza, Toronto, Ontario M5H 3C2.
          Fronteer is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Fronteer Common Shares are listed and posted for trading on the TSX and the NYSE Amex under the symbol “FRG”.
Additional Information
          For further information regarding Fronteer, reference is made to Fronteer’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com and Fronteer’s filings with the SEC available at www.sec.gov. Fronteer is also subject to the periodic reporting requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files or furnishes reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Fronteer is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Fronteer’s U.S. Exchange Act reports and other information filed with or furnished to the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Fronteer files with or furnishes to the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a webpage (www.sec.gov) that makes available reports and other information that Fronteer files or furnishes electronically.
          Fronteer has filed a registration statement on Form F-8 under the U.S. Securities Act with the SEC, which covers the Fronteer Common Shares to be issued pursuant to the Proposed Transaction. The registration statement filed with the SEC concerning the Proposed Transaction, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the registration statement: the documents referred to in the section of this Circular entitled “Fronteer Documents Incorporated by Reference”; the consent of Davies Ward Phillips & Vineberg LLP; the consent of PricewaterhouseCoopers LLP; the consent of KPMG LLP; the consent of each of the Technical Experts; and the powers of attorney from Fronteer directors and certain officers.
Newco
          Newco was incorporated under the NLCA on March 9, 2009 and is a wholly-owned subsidiary of Fronteer. Newco was incorporated for the purpose of completing the Proposed Transaction so as to enable Fronteer to acquire the remaining Common Shares not acquired under the Offer. Newco has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Proposed Transaction. Newco has no assets and no liabilities, other than the approximately $100.00 in cash paid by Fronteer to Newco prior to the Effective Date as consideration for the issuance of 100 Newco Common Shares to Fronteer. The registered office of Newco is located at Suite 1100, Cabot Place, 100 New Gower Street, P.O. Box 5038, St. John’s, Newfoundland and Labrador A1C 6K3.
Certain Information Concerning Fronteer and the Fronteer Common Shares
Consolidated Capitalization of Fronteer
          The following table sets forth Fronteer’s consolidated capitalization as at September 30, 2008, adjusted to give effect to any material changes in the share capital of Fronteer since September 30, 2008, the date of Fronteer’s most recent unaudited interim consolidated financial statements, and further adjusted to give effect to Offer and the Proposed Transaction. This table should be read in conjunction with the unaudited consolidated financial statements of Fronteer as at and for the nine month period ended September 30, 2008, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

		As at September 30, 2008
		After Giving Effect to the
		Offer and Proposed
	As at September 30, 2008	Transaction
	(in Cdn dollars)	(in Cdn dollars)
Fronteer Common Shares	$320,724,101	$408,422,743
Contributed surplus	23,075,106	23,075,106
Retained earnings	12,641,811	12,641,811
Total capitalization	356,441,018	444,139,660

(1)	Assumes the completion of the Offer and the Proposed Transaction and further assumes the exercise of all outstanding Options of the Corporation that have an exercise price of $2.99 or less per Common Share as of September 30, 2008 (being 1,344,000 Common Shares issuable upon the assumed exercise of Options).
Authorized and Outstanding Share Capital of Fronteer
          The authorized share capital of Fronteer consists of an unlimited number of Fronteer Common Shares. As of March 20, 2009, there were 113,685,279 Fronteer Common Shares issued and outstanding. As of March 20, 2009, stock options to acquire an additional 8,093,500 Fronteer Common Shares, were outstanding. Assuming the exercise of all of the outstanding stock options, the issued and outstanding Fronteer Common Shares on a fully diluted basis would be, as of March 20, 2009, 121,778,779 Fronteer Common Shares.
          Holders of Fronteer Common Shares are entitled to receive notice of any meetings of shareholders of Fronteer, and to attend and to cast one vote per Fronteer Common Share at all such meetings. Holders of Fronteer Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Fronteer Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Fronteer Common Shares are entitled to receive on a pro rata basis such dividends on such Fronteer Common Shares, if any, as and when declared by the board of directors of Fronteer at its discretion from funds legally available therefor and, upon liquidation, dissolution or winding up of Fronteer, are entitled to receive on a pro rata basis the net assets of Fronteer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Fronteer Common Shares with respect to dividends or liquidation. The Fronteer Common Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

          Details concerning the stock options of Fronteer are set out in Fronteer’s Annual Information Form and its most recent management’s discussion and analysis, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
          The following table sets forth the number of currently outstanding Fronteer Common Shares and the number expected to be outstanding upon completion of the Proposed Transaction, based on certain assumptions.
Pro Forma Fronteer Common Shares Outstanding and Ownership

	# of Fronteer	% Upon Completion of
	Common Shares	the Proposed Transaction
Fronteer Common Shares Outstanding
Existing Fronteer Shareholders (as of March 20, 2009)	113,685,279	94.46%
Fronteer Common Shares to be Issued in Proposed Transaction to Remaining Shareholders (as of March 20, 2009)	6,664,561	5.54%

TOTAL:	120,349,840	100%

(1)	Assumes the exercise of all outstanding Options of the Corporation that have an exercise price of $2.99 or less per Common Share as of March 20, 2009 (being 2,252,000 Common Shares issuable upon the assumed exercise of Options).
Prior Distributions of Fronteer Common Shares
          Except as listed below, there have been no Fronteer Common Shares issued by Fronteer in the 12-month period preceding the date of the Circular.

			Number of Fronteer
Date of Issuance	Description	Price	Common Shares Issued
February 25, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 weighted average exercise price (“WAEP”)	5,800

February 27, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 WAEP	16,000

March 3, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 WAEP	8,200

June 17, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$1.60 WAEP	20,000

October 16, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$0.84 WAEP	300,000

December 9, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$0.90 WAEP	15,000

December 23, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$1.20 WAEP	10,000

March 2, 2009	Issuance of Fronteer Common Shares pursuant to Offer	$2.90(1)	30,134,229

(1)	This reflects the closing price of the Fronteer Common Shares on the TSX on March 2, 2009, the date Fronteer took up and accepted for payment all Common Shares validly deposited and not withdrawn under the Offer, being an aggregate of 36,526,336 Common Shares.

Dividend and Dividend Policy
          There are no restrictions which prevent Fronteer from paying dividends. Fronteer has not paid any dividends on its outstanding Fronteer Common Shares since the date of its incorporation. The board of directors of Fronteer, from time to time, on the basis of many factors, including Fronteer’s earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.
Price Range and Trading Volumes of the Fronteer Common Shares
          The Fronteer Common Shares are listed and posted for trading on the TSX and the NYSE Amex under the symbol “FRG”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Fronteer Common Shares on the TSX and the NYSE Amex.

	TSX			NYSE Amex
	High	Low	Volume	High	Low	Volume
		(Cdn$)			(US$)

2009

March 1 to March 20	$3.23	$2.45	4,556,444	$2.57	$1.90	5,631,076
February	$3.37	$2.46	4,738,154	$2.63	$2.00	7,151,550
January	$2.95	$2.18	7,702,805	$2.53	$1.70	8,651,109

2008

December	$3.47	$1.97	5,516,968	$3.10	$1.55	7,164,480
November	$2.90	$1.55	2,502,850	$2.48	$1.22	3,417,022
October	$3.17	$1.80	3,823,101	$2.95	$1.50	6,627,139
September	$3.60	$1.93	6,048,283	$3.45	$1.80	7,770,852
August	$3.79	$2.54	2,779,495	$3.68	$2.40	6,301,543
July	$5.68	$3.42	6,902,859	$5.63	$3.35	7,328,981
June	$5.44	$4.54	3,030,820	$5.30	$4.50	6,518,649
May	$5.94	$3.57	4,789,879	$6.03	$3.50	7,721,440
April	$5.79	$3.71	6,788,512	$5.75	$3.70	7,500,159
March	$9.19	$4.33	7,856,500	$9.33	$4.26	8,050,959
February	$9.60	$7.61	5,474,131	$9.83	$7.55	5,285,227
January	$11.50	$7.65	6,648,800	$11.50	$6.58	8,695,584

Source: TSX Market Data, www.TSX.com and Bloomberg.
          Fronteer owns and controls an aggregate of 67,473,672 Common Shares representing approximately 92.1% of the issued and outstanding Common Shares.
Promoters
          Each of Mark O’Dea, President and Chief Executive Officer of Fronteer, and Sean Tetzlaff, Chief Financial Officer and Corporate Secretary of Fronteer, were involved in the founding and organizing of Fronteer and the Corporation and, accordingly, are considered “promoters” pursuant to applicable Canadian securities laws. Mr. O’Dea and Mr. Tetzlaff were previously employed by the Corporation and, in connection with the prior termination of their employment, are entitled to or have received certain severance payments from the Corporation. Mr. O’Dea is entitled to severance equal to six months’ of his prior annual salary ($255,000) and, in February 2009, received a bonus payment of $54,782 in respect of his prior employment with the Corporation during a portion of 2008. Mr. Tetzlaff received a total of $85,000 in severance payments, equal to six months’ of his prior annual salary with the Corporation.
          Neither Mr. O’Dea nor Mr. Tetzlaff beneficially owns, or controls or directs, any Common Shares of the Corporation. Mr. O’Dea beneficially owns, or controls and directs, 41,800 Fronteer Common Shares. Mr. Tetzlaff does not beneficially own, or control or direct, any Fronteer Common Shares. Each of Mr. O’Dea and Mr. Tetzlaff also previously received, in connection with performance of their duties and responsibilities during their prior employment with the Corporation, Options to acquire Common Shares. Mr. O’Dea currently holds 869,600 Options to acquire Common Shares, while Mr. Tetzlaff currently holds 377,500 Options to acquire Common Shares.

Stock Exchange Listing Applications
          Each of the TSX and the NYSE Amex has approved the listing of the additional Fronteer Common Shares issuable pursuant to the Amalgamation and redemption of Amalco Redeemable Preferred Shares on the Redemption Date. Fronteer has submitted an application with the TSX to list the Fronteer Common Shares potentially issuable in connection with the exercise of Options following completion of the Proposed Transaction. Fronteer intends to apply to the NYSE Amex to list the additional Fronteer Common Shares potentially issuable in connection with the exercise of Options following completion of the Proposed Transaction. Listing approval with each of the TSX and the NYSE Amex will be subject to Fronteer fulfilling all of the requirements of each of the TSX and the NYSE Amex on or before a date to be specified by the TSX and the NYSE Amex, as applicable.
Fronteer Documents Incorporated by Reference
          The following documents of Fronteer, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Circular:
(a)	the Annual Information Form for the fiscal year ended December 31, 2007 dated March 27, 2008;

(b)	the management information circular of Fronteer dated March 14, 2008 prepared in connection with the annual meeting of shareholders of Fronteer held on May 6, 2008;

(c)	the audited consolidated financial statements of Fronteer and the notes thereto as at December 31, 2007 and 2006 and for each of years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto;

(d)	the comparative unaudited consolidated financial statements of Fronteer and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with the management’s discussion and analysis relating thereto;

(e)	material change report of Fronteer dated February 6, 2008 regarding the execution of a letter of intent by Fronteer relating to its Northumberland and Sandman projects;

(f)	material change report of Fronteer dated February 25, 2008 regarding the increase in reserves at the Corporation’s Michelin uranium deposit;

(g)	material change report of Fronteer dated February 25, 2008 regarding the increase in the Corporation’s total resource estimates and expansion of new projects in coastal Labrador;

(h)	material change report of Fronteer dated April 18, 2008 regarding effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder;

(i)	material change report of Fronteer dated June 5, 2008 regarding the increase in deposit size and significance of Fronteer’s Northumberland project;

(j)	material change report of Fronteer dated August 8, 2008 regarding the reclassification of certain mineral resources located at Fronteer’s Northumberland project;

(k)	material change report of Fronteer dated September 24, 2008 regarding the completion of earn-in at Fronteer’s Long Canyon gold project;

(l)	material change report of Fronteer dated December 29, 2008 regarding Fronteer’s announcement of its intention to make the Offer for the Corporation;

(m)	material change report of Fronteer dated March 10, 2009 regarding Fronteer’s take-up and acceptance for payment of Common Shares under its Offer for the Corporation; and

(n)	material change report of Fronteer dated March 13, 2009 regarding Fronteer’s announcement of its first resource estimate in respect of the Long Canyon joint venture project.

          Information concerning Fronteer has been incorporated by reference in the Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada and the United States. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 or Telephone: 604-632-4677 or may be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. To the extent that any document or information incorporated by reference into the Circular is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-8 filed by Fronteer covering the Fronteer Common Shares to be issued pursuant to the Amalgamation and redemption of Amalco Redeemable Preferred Shares. Fronteer’s U.S. filings are electronically available on EDGAR and may be accessed at www.sec.gov.
          All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Fronteer with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular shall be deemed to be incorporated by reference into the Circular.
          Any statement contained in the Circular or a document incorporated or deemed to be incorporated by reference in the Circular shall be deemed to be modified or superseded for purposes of the Circular to the extent that a statement contained in the Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Circular, except as so modified or superseded.
          Information concerning Fronteer contained in or otherwise accessed through Fronteer’s website, www.fronteergroup.com, or any other website does not form part of the Circular. All such references to Fronteer’s website are inactive textual references only.
Statutory Rights
          Securities legislation in the Provinces and Territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult with a lawyer.
COMPARISON OF SHAREHOLDER RIGHTS
          Fronteer is an Ontario corporation governed by the OBCA while the Corporation is a Newfoundland and Labrador corporation governed by the NLCA. The OBCA provides shareholders with substantially the same rights as are available to shareholders under the NLCA, including rights of dissent and appraisal, as well as the right to bring derivative and oppression actions. However, the two provincial statutes and the respective regulations thereunder are different in certain respects. The following is a summary of certain select differences between the OBCA and NLCA that Management of the Corporation considers to be material to the Shareholders. This summary is not an exhaustive comparison of the two statutes. Reference should be made to the full text of both statutes and the respective regulations thereunder for the particulars of any differences between them. Shareholders should consult their legal or other professional advisors with regard to the implications of the redemption of Amalco Redeemable Preferred Shares.
          Quorum at Directors’ Meetings. Both the OBCA and NLCA state that, subject to the articles and by-laws of the corporation, a quorum at directors’ meetings is either a majority of directors or the minimum number of directors required by the articles. The OBCA adds that a quorum may not be less than two-fifths of the number of directors or the minimum number of directors, as the case may be, and where a corporation has fewer than three directors, all the directors must be present to constitute a quorum.
          Director Residency Requirements. Both statutes contain a residency requirement that, generally, at least 25% of the directors of the corporation must be Canadian residents. The NLCA imposes a further restriction that at least 25% of the directors in attendance at any particular directors’ meeting must be Canadian residents in order to conduct business at the meeting. However, the NLCA provides for an exception to the residency requirement with regards to conducting business at a particular directors’ meeting if a Canadian resident director who is unable to attend the meeting sends his or her approval of the business transacted at the meeting, and at least 25% of the directors in attendance would have been Canadian residents had that director been present.

          Independent Directors. Under the OBCA, an offering corporation must have at least three directors and at least one-third of all directors must not be officers or employees of either the corporation or one of its affiliates (as defined in the OBCA). The NLCA stipulates that a distributing corporation must have at least three directors and requires that at least two of the directors not be officers or employees of the corporation or its affiliates (as defined in the NLCA).
          Directors and Officers’ Conflict of Interest. Both the OBCA and NLCA require directors and officers of a corporation to disclose the nature and extent of any interest that he or she may have in a material contract or material transaction. While both statutes prohibit, subject to certain exceptions, a director from voting on any resolution to approve a contract or transaction in which he or she may have an interest, the OBCA further precludes that director from attending any part of a meeting during which the conflicting contract or transaction is discussed.
          Director Liability and Reasonable Diligence Defence. While both the OBCA and the NLCA impose liability on directors that vote for or consent to certain resolutions authorizing prohibited transactions and payments by the corporation, subsection 135(4) of the OBCA provides directors with a statutory defence where they have undertaken reasonable diligence. This defence is available to a director that votes in favour or consents to a prohibited transaction or payment but has reasonably based his or her vote on financial information represented by an officer and presented in accordance with generally accepted accounting principles or advice given by officers of the corporation or the corporation’s professional advisors. The NLCA has no similar provision.
          Record Date for Shareholders’ Meetings. For the purpose of determining the shareholders entitled to receive notice of a meeting, the OBCA allows directors to fix a date as a record date no more than 60 days, and no less than 30 days, before the meeting. Under the NLCA, the directors may fix a record date for such determination no more than 50 days, and no less than 21 days, before the meeting. Notwithstanding the foregoing, Canadian public companies regardless of their governing statute are subject to the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, which provides for record date limitations similar to those of the OBCA but allows for abridgement of such timing requirements subject to compliance with certain additional requirements thereunder.
          Where no record date is set, both statutes provide for possible deemed record dates. Under the OBCA, shareholders are only entitled to vote the shares held on the record date or deemed record date, as the case may be. Under the NLCA, shareholders who received their shares after the record date are entitled to vote at the meeting if the shareholder establishes that he or she owns the shares and, no later than 10 days before the meeting, demands that his or her name be included in the list of shareholders entitled to vote.
          Solicitation of Proxies. Section 109 of the OBCA provides that public announcements made by shareholders indicating how they intend to vote their shares, and their reasons for their decision, are not considered to be “solicitation”, provided that the announcement is made by way of speech in a public forum, or a public press release, opinion, statement, or advertisement. The OBCA also allows for communications between certain shareholders that pertain to the management of the business and proxy voting advice. The NLCA contains a broader definition of “solicit” and “solicitation” that does not grant exceptions for these types of communication.
          Under the OBCA, proxies may be solicited other than by or on behalf of management of the corporation without sending a dissident’s proxy circular if, (i) proxies are solicited from 15 or fewer shareholders or (ii) the solicitation is conveyed by public broadcast, speech, or publication and that broadcast, speech, or publication contains certain prescribed information that would otherwise be included in a dissident’s proxy circular. In contrast, the NLCA does not include such an exception and every person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in the prescribed form to each shareholder whose proxy is solicited and certain other recipients.
          Place of Shareholders’ Meetings. Subject to the articles of incorporation or any unanimous shareholder agreement, the OBCA allows a meeting of the shareholders of a corporation to be held at such place in or outside Ontario as the directors may determine, or in the absence of such determination, at the registered office of the corporation. Under the NLCA, shareholders’ meetings may be held at any place within Newfoundland and Labrador specified in the by-laws of the corporation, or if not so specified, any place within Newfoundland and Labrador as the directors may determine. Meetings may be held outside of Newfoundland and Labrador only if such place is specified in the articles of the corporation or all of the shareholders entitled to vote so agree.
          Shareholder Proposals. Under the OBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders’ meeting and, subject to such shareholder’s compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the management information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. The NLCA contains similar provisions. However, under the OBCA, notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders’ meeting, whereas under the NLCA, notice of such a proposal must be provided to the corporation at least 90 days before the anniversary date of the previous annual shareholders’ meeting. Also, in addition to various other circumstances in which the corporation is not required to include a proposal in its circular for discussion at a meeting under the OBCA and NLCA, the NLCA additionally provides that a corporation need to do so if the shareholder proposal provisions are being abused to secure publicity.
          Financial Assistance and Illicit Loans. There are no financial assistance provisions in the OBCA. Subject to certain exceptions, the NLCA prohibits, where circumstances prejudicial to the corporation exist, a corporation or a corporation with which it is affiliated from, directly or indirectly, giving financial assistance by means of a loan, guarantee or otherwise (a) to a shareholder, director, officer or employee of the corporation or affiliated corporation or to an associate of the person for any purpose; or (b) to a person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or a corporation with which it is affiliated. Circumstances prejudicial to the corporation exist in respect of the financial assistance noted above where there are reasonable grounds for believing that (x) the corporation is, or would after giving the financial assistance be, unable to pay its liabilities as they become due, or (y) the realizable value of the corporation’s assets, excluding the amount of financial assistance in the form of a loan and in the form of assets pledged or encumbered to secure a guarantee, would, after giving the financial assistance, be less than the aggregate of the corporation’s liabilities and stated capital of all classes.
          Circulation of Financial Statements. Under the OBCA and National Instrument 51-102 - Continuous Disclosure Obligations, which Canadian public companies are subject to, a corporation is only required to circulate annual financial information to shareholders who request such information. The NLCA requires a corporation to circulate annual financial information to all shareholders except those who waive the right to this information.
          Notice of Derivative Action. Under the OBCA, a complainant is required to give 14 days’ notice to the directors of the corporation of the complainant’s intention to make an application to the court to bring a derivative action. This OBCA notice requirement is waived if all of the directors of the corporation are defendants in the action. In contrast, the NLCA requires a complainant to provide the corporation’s directors with “reasonable” notice of the intention to make an application to the court to bring a derivative action and it contains no provision that allows the notice period to be automatically waived.
MATERIAL CHANGES AND OTHER INFORMATION
          The Corporation has been advised by Fronteer that it has no knowledge of any material fact concerning the Fronteer Common Shares that has not been generally disclosed by Fronteer or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to approve the Proposed Transaction. Except as disclosed elsewhere in this Circular or as publicly disclosed, the Corporation has no plans or proposals for a material change in its affairs. Fronteer has advised the Corporation that upon completion of the Amalgamation and related transactions, Fronteer expects to operate the Corporation as a wholly-owned subsidiary of Fronteer.
EXPERTS
          As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of the Corporation and Fronteer.
          Reference should be made to the section entitled “Interests of Experts” set out in the Annual Information Form which is incorporated by reference into this Circular. With respect to technical information relating to Fronteer contained in Fronteer’s Annual Information Form, Mr. Christopher Lee, Fronteer’s Chief Geoscientist, has supervised the preparation of such disclosure as a “qualified person” for the purposes of NI 43-101. As of the date hereof, each of the following experts (or designated professionals of an expert, as applicable) (the “Technical Experts”) beneficially holds, directly or indirectly, less than 1% of the Fronteer Common Shares: Christopher Lee, M.Sc., P.Geo., George Lanier, Michael M. Gustin, R.P.Geo., Steven Ristorcelli, R.P.Geo., Jim Ashton, P.Eng., Gary Giroux, P.Eng., Dr. D.H.C. Wilton, P.Geo., Ian Cunningham-Dunlop, P.Eng., Peter Grieve, M.Sc., M.A.I.G., David Griffith, P.Geo., Dr. Mark O’Dea, P.Geo., and Jim Lincoln, P.Eng.
          The audited consolidated financial statements of Fronteer as at December 31, 2007 and 2006 for each of the years in the three-year period ended December 31, 2007 incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who have advised that they are independent with respect to Fronteer within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

          The audited consolidated financial statements of NewWest Gold Corporation incorporated by reference in the Annual Information Form, which is in turn incorporated by reference into this Circular, have been audited by KPMG LLP, Chartered Accountants, an independent firm of chartered accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. KPMG LLP has advised that it is independent with respect to NewWest Gold Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.
ADDITIONAL INFORMATION
          Financial information is provided in the Corporation’s audited comparative financial statements and related management’s discussion and analysis for its fiscal year ended December 31, 2008. Copies of the foregoing documents and this Circular are available free of charge upon written request from the Corporate Secretary of the Corporation at its head office at Suite 600, 140 Water Street, St. John’s, Newfoundland and Labrador A1C 6H6 or on SEDAR at www.sedar.com. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.
AUDITORS
          PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of the Corporation and has acted as the auditor of the Corporation since inception.
LEGAL MATTERS
          The Corporation is being advised in respect of certain Canadian corporate, securities and tax law matters concerning the Proposed Transaction by Davies Ward Phillips & Vineberg LLP and certain corporate law matters by Stewart McKelvey, Canadian counsel and Newfoundland and Labrador counsel, respectively, to Fronteer and Newco.

CONSENT OF LEGAL COUNSEL
          We hereby consent to the reference to our name and opinions contained under “Certain Canadian Federal Income Tax Considerations”, “Experts” and “Legal Matters” in the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 (the “Circular”) and in the registration statement on Form F-8 relating to the Circular filed by Fronteer Development Group Inc. with the United States Securities and Exchange Commission.

Dated March 20, 2009	(signed) Davies Ward Phillips & Vineberg LLP
Davies Ward Phillips & Vineberg llp

AUDITORS’ CONSENTS
     We have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the Circular of our report to the shareholders of Fronteer Development Group Inc. (the “Company”) on the consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. Our report is dated March 27, 2008.

Vancouver, British Columbia	(signed) PricewaterhouseCoopers LLP
March 20, 2009	PricewaterhouseCoopers llp Chartered Accountants
     We have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We hereby consent to the incorporation by reference in the Circular of our report to the shareholders of NewWest Gold Corporation (“NewWest”) on the consolidated balance sheets of NewWest as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 28, 2007.

Toronto, Ontario	(signed) KPMG LLP
March 20, 2009	KPMG llp Chartered Accountants Licensed Public Accountants
     We hereby consent to the incorporation by reference in the registration statement on Form F-8 of Fronteer Development Group Inc. relating to the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 of our report to the shareholders of NewWest Gold Corporation (“NewWest”) dated March 28, 2007 on the consolidated balance sheets of NewWest as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and to the reference to our firm under the heading “Experts” in the Circular.

Toronto, Ontario	(signed) KPMG LLP
March 20, 2009	KPMG llp Chartered Accountants, Licensed Public Accountants

EXPERTS’ CONSENTS
     I, Christopher Lee, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name and being identified as a “qualified person” in connection with references to (a) my preparation or involvement in the preparation of the following technical reports in the Circular or other documents incorporated by reference therein: (i) the technical report dated August 1, 2007 entitled “Technical Report on the Agi Dagi Gold Property, Çanakkale Province, Turkey” prepared together with Ian Cunningham-Dunlop, (ii) the technical report dated August 1, 2007 entitled “Technical Report on the Kirazli Gold Property, Çanakkale Province, Republic of Turkey” prepared together with Ian Cunningham-Dunlop, (iii) the technical report dated April 7, 2008 and amended on August 28, 2008 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007, Part II — CMB Mineral Resources” prepared together with Ian Cunningham-Dunlop, (iv) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop and (v) the technical report dated July 28, 2008, as amended August 8, 2008, entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA” prepared together with Jim Ashton (collectively, the “Technical Reports”) and (b) my preparation or involvement in the preparation of the disclosure concerning Fronteer’s mineral properties and mineral resources in the AIF (the “AIF Disclosure”) incorporated by reference into the Circular. I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the AIF Disclosure and the Technical Reports (through the inclusion by way of incorporation by reference of the AIF and any other documents incorporated by reference in the Circular) and of extracts from or a summary of the AIF Disclosure and the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the AIF and the Technical Reports and extracts from or a summary of the AIF Disclosure and the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and any other documents incorporated by reference and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the AIF Disclosure or the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the AIF Disclosure and the Technical Reports.

March 20, 2009	(signed) Christopher Lee Christopher Lee, M.Sc., P. Geo

     I, George Lanier, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with Michael M. Gustin and Jim Ashton, (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with Michael M. Gustin and Jim Ashton, (iii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and Steven Ristorcelli, and (iv) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and Steven Ristorcelli (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.

     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) George Lanier George Lanier

     I, Michael M. Gustin, hereby confirm that I have read those portions of the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”), dated March 20, 2009 (the “Circular”) and relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”), that directly pertain to the Technical Reports (as defined in the following paragraph).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with George Lanier and Jim Ashton, (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with George Lanier and Jim Ashton, (iii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with George Lanier and Steven Ristorcelli, and (iv) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with George Lanier and Steven Ristorcelli (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Michael M. Gustin Michael M. Gustin, R.P.Geo.

     I, Steven Ristorcelli, hereby confirm that I have read those portions of the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”), dated March 20, 2009 (the “Circular”) and relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”), that directly pertain to the Technical Reports (as defined in the following paragraph).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” prepared together with David Griffith, (ii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier, and (iii) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.

     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Steven Ristorcelli Steven Ristorcelli, R.P.Geo.

     I, Jim Ashton, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier, and (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Jim Ashton Jim Ashton, P.Eng.

     I, Gary Giroux, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated February 19, 2007 as amended March 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” prepared together with Dr. D.H.C. Wilton, and (ii) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Christopher Lee, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.

     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Gary Giroux Gary Giroux, P.Eng.

     I, Dr. D.H.C. Wilton, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated February 19, 2007 as amended March 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” prepared together with Gary Giroux, and (ii) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Christopher Lee, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Dr. D.H.C. Wilton Dr. D.H.C. Wilton, P.Geo.

     I, Ian Cunningham-Dunlop, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated August 1, 2007 entitled “Technical Report on the Agi Dagi Gold Property, Çanakkale Province, Turkey” prepared together with Christopher Lee, (ii) the technical report dated August 1, 2007 entitled “Technical Report on the Kirazli Gold Property, Çanakkale Province, Republic of Turkey” prepared together with Christopher Lee, and (iii) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Christopher Lee (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.

     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) Ian Cunningham-Dunlop Ian Cunningham-Dunlop, P.Eng.

     I, Peter Grieve, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated March 30, 2007 entitled “Technical Report on the Pirentepe and Halilaga Exploration Properties, Çanakkale, Western Anatolia, Turkey” (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Report in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

March 20, 2009	(signed) Peter Grieve Peter Grieve, M.Sc., M.A.I.G.

     I, David Griffith, hereby confirm that I have read those portions of the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”), dated March 20, 2009 (the “Circular”) and relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”), that directly pertain to the Technical Reports (as defined in the following paragraph).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” prepared together with Steven Ristorcelli, and (ii) the technical report dated July 24, 2006 entitled “Technical Report, Great Basin East Properties, Elko County, Nevada and Box Elder County, Utah, USA” (collectively, the “Technical Reports”). I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Reports in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

March 20, 2009	(signed) David Griffith David Griffith, P.Geo.

     I, Dr. Mark O’Dea, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Jim Lincoln, Christopher Lee and Ian Cunningham-Dunlop (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Report in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

March 20, 2009	(signed) Dr. Mark O’Dea Dr. Mark O’Dea, P.Geo.

     I, Jim Lincoln, hereby confirm that I have read the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. (“Aurora”) dated March 20, 2009 (the “Circular”) relating to the special meeting of shareholders of Aurora to approve the amalgamation of Aurora and 59801 Newfoundland & Labrador Inc., which Circular incorporates by reference the annual information form of Fronteer Development Group Inc. (“Fronteer”) dated March 27, 2008 for its year ended December 31, 2007 (the “AIF”).
     I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Christopher Lee and Ian Cunningham-Dunlop (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Circular and Fronteer’s registration statement on Form F-8 relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Circular) and of extracts from or a summary of the Technical Report in the Circular and the Registration Statement or any documents incorporated by reference therein.
     I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

March 20, 2009	(signed) Jim Lincoln Jim Lincoln, P.Eng.

DIRECTORS’ APPROVAL
     The contents of this Circular have been approved, and the sending of this Circular to the Shareholders has been authorized, by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to notice of the Meeting to which this Circular relates and to the auditors of the Corporation.

Dated March 20, 2009	(Signed) Mark O’Dea Mark O’Dea Deputy Chairman

APPENDIX 1
AURORA ENERGY RESOURCES INC.
SPECIAL RESOLUTION OF THE HOLDERS OF
COMMON SHARES OF AURORA ENERGY RESOURCES INC.
AUTHORIZING THE AMALGAMATION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	the amalgamation (the “Amalgamation”) of Aurora Energy Resources Inc. (the “Corporation”) and 59801 Newfoundland & Labrador Inc. (“Newco”) substantially upon the terms and conditions set out in the amalgamation agreement entered into as of March 20, 2009 between the Corporation and Newco, a copy of which is attached as Appendix 2 to the management information circular of the Corporation dated March 20, 2009 (the “Circular”), as such agreement may be amended as described in the Circular (the “Amalgamation Agreement”), is hereby approved;

2.	the Amalgamation Agreement is hereby approved;

3.	the board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

4.	any one or more officers and directors of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amalgamation under the Corporations Act (Newfoundland and Labrador) and to take any and all such other steps or actions as may be necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take such further actions, which in such person’s opinion may be necessary or appropriate to carry out the purposes and intent of this special resolution.

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APPENDIX 2
AMALGAMATION AGREEMENT
     THIS AMALGAMATION AGREEMENT is dated as of the 20th day of March, 2009
BETWEEN:
AURORA ENERGY RESOURCES INC., a corporation existing under the laws of the Province of Newfoundland and Labrador (“Aurora”)
- and -
59801 NEWFOUNDLAND & LABRADOR INC., a corporation existing under the laws of the Province of Newfoundland and Labrador (“Newco”)
RECITALS:
A.	Aurora and Newco have agreed to amalgamate pursuant to the Corporations Act (Newfoundland and Labrador) and upon the terms and conditions hereinafter set forth;

B.	the authorized share capital of Aurora consists of an unlimited number of common shares;

C.	the authorized share capital of Newco consists of an unlimited number of common shares;

D.	Fronteer Development Group Inc. (“Fronteer”) beneficially owns 67,473,672 common shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares of Aurora and beneficially owns 100 common shares of Newco, representing 100% of the issued and outstanding common shares of Newco;

E.	Aurora and Newco have each made disclosure to the other of their respective assets and liabilities; and

F.	it is desirable that this amalgamation be effected.
     NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:
1. Interpretation
     In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:
“Agreement” means this amalgamation agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this amalgamation agreement, as the same may be amended from time to time;
“Amalco” means the corporation continuing as a result of the Amalgamation;
“Amalco Common Shares” means common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set out in Schedule A hereto and “Amalco Common Share” means any one common share in the share capital of Amalco;
“Amalco Redeemable Preferred Shares” means class A redeemable preferred shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set out in Schedule A hereto and “Amalco Redeemable Preferred Share” means any one class A redeemable preferred share in the share capital of Amalco;
“Amalgamating Corporations” means Aurora and Newco;
“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

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“Business Day” means any day, other than a Saturday or Sunday or a day when banks in the Cities of Toronto, Ontario and St. John’s, Newfoundland and Labrador are not generally open for business;
“Common Shares” means common shares in the share capital of Aurora and “Common Share” means any one common share in the share capital of Aurora;
“Consideration” means 0.825 of a Fronteer Common Share for each Common Share, payable on the redemption of Amalco Redeemable Preferred Shares to be issued by Amalco to Shareholders (other than Dissenting Shareholders and Fronteer) in connection with the Amalgamation, as more fully described in this Agreement;
“Dissenting Shareholder” means a registered Shareholder who, in connection with the special resolution of the Shareholders to approve and adopt this Agreement and the Amalgamation, has exercised the right to dissent pursuant to sections 304 to 311 of the NLCA in strict compliance with the provisions thereof, and thereby becomes entitled to receive the fair value of the Common Shares held by that Shareholder, where that Shareholder has not withdrawn that Shareholder’s notice of dissent or forfeited that Shareholder’s right to dissent and where that Shareholder’s right to dissent has not otherwise been terminated, in each case under the NLCA;
“Dollars” or “$” means the lawful currency of Canada;
“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;
“Effective Time” has the meaning set forth in Section 2 hereof;
“fair value”, where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 310 of the NLCA or as agreed to between Amalco and the Dissenting Shareholder;
“Fronteer Common Shares” means the common shares in the share capital of Fronteer, and “Fronteer Common Share” means any one common share in the share capital of Fronteer;
“Meeting” means the special meeting (and any adjournments or postponements thereof) of Shareholders to be held to consider the approval of the special resolution to approve this Agreement and the Amalgamation;
“Newco Common Shares” means common shares in the share capital of Newco and “Newco Common Share” means any one common share in the share capital of Newco;
“NLCA” means the Business Corporations Act (Newfoundland and Labrador);
“Redemption Date” means the date of the redemption of Amalco Redeemable Preferred Shares;
“Share Certificates” means certificates representing Common Shares and, following the Amalgamation, Amalco Redeemable Preferred Shares;
“Shareholders” means, collectively, the holders of Common Shares and “Shareholder” means any one of them; and
“Time of Redemption” has the meaning set forth in Schedule A.
Words and phrases used but not defined in this Agreement and defined in the NLCA shall have the same meaning in this Agreement as in the NLCA unless the context or subject matter otherwise requires.
2. Agreement to Amalgamate
     The Amalgamating Corporations hereby agree to amalgamate effective as of 10:00 a.m. (St. John’s, Newfoundland and Labrador time) on the Effective Date (the “Effective Time”) and to continue as one corporation under the provisions of the NLCA, on the terms and conditions set out in this Agreement.
3. Name
     The name of Amalco shall be: “Aurora Energy Resources Inc.”

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4. Registered Office
     The registered office of Amalco shall be located in the Province of Newfoundland and Labrador at Suite 1100, Cabot Place, 100 New Gower Street, P.O. Box 5038, St. John’s, Newfoundland and Labrador A1C 6K3.
5. Authorized Share Capital
     The authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attached to each class of shares of Amalco shall be as described in Schedule A hereto.
6. Restrictions on Business
     There shall be no restrictions on the business which Amalco is authorized to carry on.
7. Number of Directors
     The board of directors of Amalco shall, until otherwise changed in accordance with the NLCA, consist of a minimum number of one (1) and a maximum number of ten (10) directors.
8. Initial Directors
     The first directors of Amalco shall be the persons whose names and addresses appear below:

CANADIAN
NAME	ADDRESS	RESIDENT
Oliver Lennox-King	43 Benlamond Avenue, Toronto, Ontario M4E 1Y8	Yes

Mark O’Dea	1671 Coldwell Road, North Vancouver, British Columbia V7G 2N8	Yes

Angus Bruneau	53 Tupper Street, St. John’s, Newfoundland and Labrador A1A 2T6	Yes

Eric Cunningham	70 Woodlawn Avenue, Toronto, Ontario M4V 1G7	Yes

Mark Dobbin	22 Circular Road, St. John’s, Newfoundland and Labrador A1C 2Z1	Yes
     Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.
9. Officers
     The first officers of Amalco shall be the officers of Aurora in office immediately prior to the Effective Date, each of whom shall hold his or her respective office(s) until replaced by resolution of the directors of Amalco.
10. Fiscal Year
     The fiscal year end of Amalco shall be December 31st.
11. By-Laws
     The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Aurora in effect immediately prior to the Effective Date.

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12. Treatment of Issued Share Capital
     On the Effective Date:
(a)	each issued and outstanding Common Share (other than those held by Dissenting Shareholders and Fronteer) shall be exchanged for one Amalco Redeemable Preferred Share;

(b)	each issued and outstanding Common Share (and/or fraction thereof) held by Fronteer shall be exchanged for one Amalco Common Share;

(c)	each issued and outstanding Newco Common Share shall be exchanged for one Amalco Common Share;

(d)	each issued and outstanding Common Share (and/or fraction thereof) held by each Dissenting Shareholder, if any, shall be cancelled and become an entitlement to be paid the fair value of such Common Share and each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of the Common Shares formerly held by such Dissenting Shareholder in accordance with the provisions of the NLCA;

(e)	each fraction of an issued and outstanding Common Share (other than those held by Dissenting Shareholders and Fronteer, if any), shall be converted into the corresponding fraction of one Amalco Redeemable Preferred Share; and

(f)	Options to acquire Common Shares will automatically become an Option to acquire 0.825 of a Fronteer Common Share, subject to adjustment for fractional shares, in lieu of each Common Share to which the holder was previously entitled.
13. Stated Capital Accounts
     Subject to reduction to effect payments made to Dissenting Shareholders as hereinafter set forth, the stated capital account in the records of Amalco as at the Effective Time of the Amalgamation shall be the aggregate of the paid-up capital (as defined in the Income Tax Act (Canada), as amended or supplemented) of the Amalgamating Corporations and shall be allocated to the stated capital account for the Amalco Redeemable Preferred Shares and the Amalco Common Shares as follows:
(a)	for the Amalco Redeemable Preferred Shares, (i) an amount equal to the number of Amalco Redeemable Preferred Shares issued at the Effective Time on the Effective Date of the Amalgamation multiplied by (ii) the product of the closing price of the Fronteer Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the Effective Date multiplied by 0.825; and

(b)	for the Amalco Common Shares, the balance of such aggregate paid-up capital (as so defined).
     The amount of stated capital allocated to the Amalco Common Shares shall be adjusted to reflect payments that may be made to Dissenting Shareholders, if any.
14. Share Certificates
     No certificates shall be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation and such shares shall be evidenced by the certificates representing Common Shares (other than certificates representing Common Shares held by Dissenting Shareholders and Newco and other than Amalco Redeemable Preferred Shares that may be issued after the Effective Date).
     On the Effective Date, share certificates evidencing Common Shares and Newco Common Shares shall cease to represent any claim upon or interest in Aurora or Newco, as the case may be, other than the right of the holder to receive that which is provided for in sections 12 and 18 hereof.
15. Prescription Period
     On the Effective Date, each Shareholder will be removed from Aurora’s securities register, and until they are validly surrendered, the Share Certificate(s) held by such former holder will (i) in the case of a Shareholder other than a Dissenting Shareholder, from and after the first Time of Redemption, represent only the right to receive, upon such surrender, the Consideration, and (ii) in the case of a Dissenting Shareholder, from and after the Effective Date, represent only the right to receive the fair value for the Common Shares held. Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which

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has not been properly surrendered on or prior to the sixth anniversary of the Effective Date, and subject to applicable law, will cease to represent any claim against, or interest of any kind or nature in, Aurora or Amalco and any person who surrenders Share Certificate(s) after the sixth anniversary of the Effective Date will not be entitled to any Consideration or other compensation.
     Subject to the requirements of applicable law, if the total number of Fronteer Common Shares in respect of the aggregate Consideration payable upon the redemption of the Amalco Redeemable Preferred Shares resulting from the conversion of Common Shares under the Amalgamation has not been fully claimed and paid within six years of the Effective Date, the Fronteer Common Shares to which the holder of any Amalco Redeemable Preferred Shares was entitled will be deemed to have been surrendered to Fronteer for cancellation, together with all entitlements to dividends, distributions and interests thereon held for such holder, and Fronteer will refund to Amalco (as successor to Aurora) the amount paid by Aurora to Fronteer in respect of such cancelled Fronteer Common Shares.
16. General Conditions Precedent
     The respective obligations of the Amalgamating Corporations hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the Amalgamating Corporations without prejudice to their right to rely on the other conditions:
(a)	this Agreement and the Amalgamation shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the NLCA and any other applicable regulatory requirements;

(b)	all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Amalgamating Corporations and any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c)	there shall not be in effect any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or any other legal restraint or prohibition issued by any government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, bureau, commission, court or tribunal or any subdivision thereof or any other entity or person exercising executive, legislative, judicial, regulatory or administrative authority, which would have the effect of preventing, prohibiting, making illegal or imposing material limitations on the Amalgamation or any of the transactions contemplated by the Amalgamation Agreement;

(d)	Aurora and Newco shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the Consideration on redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of: (x) its liabilities, and (y) the amount that would be required to be paid on a redemption or in a liquidation to the holders of the Common Shares; and

(e)	the TSX shall have conditionally approved the listing thereon of the Fronteer Common Shares to be issued pursuant to the Amalgamation as of the Effective Date, subject only to compliance with the usual requirements of the TSX.
17. Termination
     This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the board of directors of Aurora or Newco notwithstanding the approval thereof by the shareholders of Aurora and Newco.
18. Dissenting Shareholders
     Common Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Preferred Shares and thereafter be redeemed for the Consideration. Rather, following certain steps being taken by a Dissenting Shareholder, Dissenting Shareholders cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares in accordance with section 306 of the NLCA. However, in the event that a Shareholder fails to perfect that Shareholder’s right to dissent, withdraws that Shareholder’s notice of dissent or forfeits that Shareholder’s right to dissent, or that Shareholder’s right to dissent is otherwise terminated, in each case under the NLCA or his or her rights as a Shareholder of Aurora are otherwise reinstated, each Common Share held by that Shareholder shall thereupon be deemed to have been converted into an Amalco Redeemable Preferred Share as of the Effective Date, which Amalco Redeemable Preferred Share shall be deemed to have been redeemed on the Redemption Date for the Consideration.

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19. Filing of Documents
     Upon the shareholders of each of the Amalgamating Corporations approving this Agreement in accordance with the NLCA and applicable regulatory requirements and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the NLCA articles of amalgamation and such other documents as may be required.
20. Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Newfoundland and Labrador and the laws of Canada applicable therein.
21. Execution and Counterparts
     This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.
22. Amendment
     This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the parties hereto; or

(c)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the shareholders of Aurora and Newco for their Common Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.
23. Entire Agreement
     This Agreement constitutes the entire agreement between the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.
     IN WITNESS WHEREOF the parties have executed this Agreement.

AURORA ENERGY RESOURCES INC.		59801 NEWFOUNDLAND & LABRADOR INC.

(signed)	Paul Coombs	(signed)	Sean Tetzlaff
Name: Title:	Paul Coombs Chief Financial Officer and Corporate Secretary	Name: Title:	Sean Tetzlaff President and Secretary-Treasurer

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SCHEDULE A
pertaining to the share capital of
the corporation resulting from the amalgamation
(the “Corporation”)
     The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Class A Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:
Class A Redeemable Preferred Shares
1. Redemption
     Subject to the requirements of the Corporations Act (Newfoundland and Labrador) (the “NLCA”), the Corporation shall, as of 10:10 a.m. (St. John’s, Newfoundland and Labrador time) on the same business day as the date of the amalgamation forming the Corporation with respect to all of the Class A Redeemable Preferred Shares outstanding on the effective date of the amalgamation and, at the instance and in the discretion of the Corporation from time to time thereafter with respect to any other Class A Redeemable Preferred Shares (the “Time of Redemption”), redeem the Class A Redeemable Preferred Shares in accordance with the following provisions of this section 1. Except as hereinafter provided or as otherwise determined by the Corporation, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Class A Redeemable Preferred Shares for redemption.
     Class A Redeemable Preferred Shares, other than those redeemed as of 10:10 a.m. (St. John’s, Newfoundland and Labrador time) on the same business day as the date of the amalgamation forming the Corporation, may be redeemed at any time and from time to time by one or more resolutions (a “Redemption Resolution”) of the board of directors of the Corporation, whether made before or after the issuance or creation of the Class A Redeemable Preferred Shares to be redeemed, stating that the Class A Redeemable Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.
     At or before each Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare Trust Company of Canada or such other bank or trust company as may be appointed by the Corporation from time to time (the “Depositary”), at its principal office in the City of Toronto, Province of Ontario, 0.825 of a common share of Fronteer Development Group Inc. (the “Redemption Amount”) in respect of each Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner shall be a full and complete discharge of the Corporation’s obligation to deliver the aggregate Redemption Amount to the holders of Class A Redeemable Preferred Shares. No fractional Fronteer Common Shares will be issued upon the redemption of the Amalco Redeemable Preferred Shares. Where the aggregate number of Fronteer Common Shares to be issued to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such holder of Amalco Redeemable Preferred Shares will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
     From and after the applicable Time of Redemption, (i) the Depositary shall deliver or cause to be delivered to the order of the respective holders of the Class A Redeemable Preferred Shares, on presentation and surrender at the principal office of the Depositary in the City of Toronto, Province of Ontario, of the certificate representing the common shares in the share capital of the Corporation’s predecessor, Aurora Energy Resources Inc., which were converted into Class A Redeemable Preferred Shares upon the amalgamation or such other documents as the Depositary may, in its discretion, consider acceptable, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the former holders of Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Class A Redeemable Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Redemption Amount be paid by the Corporation whether as a result of any delay in paying the Redemption Amount or otherwise.
     From the applicable Time of Redemption, each Class A Redeemable Preferred Share in respect of which deposit of the Redemption Amount is made with the Depositary shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law, if the Redemption Amount has not been fully claimed in accordance with the provisions hereof within

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six years of the effective date of the amalgamation forming the Corporation, the Redemption Amount, including without limitation all interest thereon, shall be deemed to have been surrendered to Fronteer Development Group Inc. for cancellation, together with all entitlements to dividends, distributions and interests thereon, and Fronteer Development Group Inc. will refund to the Corporation the amount paid by Aurora Energy Resources Inc. (its predecessor) to Fronteer Development Group Inc. in respect of such cancelled common shares of Fronteer Development Group Inc., and any person who surrenders certificates after the sixth anniversary of the effective date of such amalgamation will not be entitled to the Redemption Amount or other compensation.
     For purposes of subsection 191(4) of the Income Tax Act (Canada), as amended or supplemented, the amount specified in respect of each Class A Redeemable Preferred Share shall be the product of the closing price of a common share of Fronteer Development Group Inc. on the Toronto Stock Exchange on the last trading day immediately preceding the date of issue of such Class A Redeemable Preferred Share, multiplied by 0.825, which amount shall be conclusively determined pursuant to a resolution of the board of directors of the Corporation.
2. Priority
     The Common Shares shall rank junior to the Class A Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares.
3. Dividends
     The holders of the Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.
4. Voting Rights
     Except as otherwise provided in the NLCA, the holders of the Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
5. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Class A Redeemable Preferred Share as provided herein, the holders of Class A Redeemable Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
Common Shares
6. Dividends
     The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.
7. Voting Rights
     The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.

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8. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.
9. Stated Capital Accounts
     Subject to reductions to the stated capital account to effect payments made to former holders of common shares in the share capital of the Corporation’s predecessor, Aurora Energy Resources Inc., who have exercised rights to dissent to the amalgamation forming the Corporation in accordance with the NLCA, the stated capital account in the records of the Corporation as at the effective time of the amalgamation shall be the aggregate of the paid-up capital (as defined in the Income Tax Act (Canada), as amended or supplemented), of the amalgamating corporations and shall be allocated to the stated capital account for the Class A Redeemable Preferred Shares and the Common Shares as follows:
(a)	for the Class A Redeemable Preferred Shares, (i) an amount equal to the number of Class A Redeemable Preferred Shares issued at the effective time on the effective date of the amalgamation, multiplied by (ii) the product of the closing price of a common share of Fronteer Development Group Inc. on the Toronto Stock Exchange on the last trading day immediately preceding the date of the amalgamation multiplied by 0.825; and

(b)	for the Common Shares, the balance of such aggregate paid-up capital (as so defined).
     The amount of stated capital allocated to the Common Shares shall be adjusted to reflect payments that may be made to former holders of common shares in the share capital of the Corporation’s predecessor, Aurora Energy Resources Inc., who have exercised rights to dissent to the amalgamation forming the Corporation in accordance with the NLCA, if any.

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APPENDIX 3
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
     The following is a summary of the procedure set out in sections 304 through 311 of the Corporations Act (Newfoundland and Labrador) (the "NLCA”) to be followed by a shareholder who intends to dissent from the special resolution (the “Amalgamation Resolution”) approving the amalgamation (the “Amalgamation”) of Aurora Energy Resources Inc. (the “Corporation”) and 59801 Newfoundland & Labrador Inc. described in the accompanying Circular and who wishes to require the Corporation to acquire his or her shares and pay him or her the fair value thereof determined as of the close of business on the day before the Amalgamation Resolution is adopted. Certain terms used but not otherwise defined in this Appendix have the respective meanings ascribed to such terms in the Glossary to the Circular.
     The NLCA provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under the NLCA in respect of Common Shares which are registered in that shareholder’s name. In many cases, Common Shares beneficially owned by a person (a “Beneficial Holder”) are registered either: (i) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise the right to dissent under the NLCA directly (unless the Common Shares are re-registered in the Beneficial Holder’s name). A Beneficial Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Beneficial Holder deals with in respect of the Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Holder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Common Shares in the name of the Beneficial Holder, in which case the Beneficial Holder would have to exercise the right to dissent directly.
     A registered Shareholder who wishes to invoke its dissent rights under the NLCA must send to the Corporation a written objection to the Amalgamation Resolution (the “Notice of Dissent”). The Notice of Dissent must be sent to the Corporation at or before the Meeting. The sending of a Notice of Dissent does not deprive a registered Shareholder of his or her right to vote on the Amalgamation Resolution, but a vote either in person or by proxy against the Amalgamation Resolution does not constitute a valid Notice of Dissent.
     Within 10 days after the adoption of the Amalgamation Resolution, the Corporation will send to each Shareholder from whom it has received a Notice of Dissent (except those Shareholders which vote for the Amalgamation Resolution or withdraw their Notice of Dissent prior to such time), a notice indicating that the Amalgamation Resolution has been adopted (the “Adoption Notice”).
     Within 20 days after having received the Adoption Notice (or, if no Adoption Notice is received, 20 days after learning that the resolution dissented to has been adopted), a Dissenting Shareholder is required to deliver a notice to the Corporation providing the Dissenting Shareholder’s name and address and the number of Common Shares in respect of which the Dissenting Shareholder dissents and demanding to be paid fair value for those Common Shares (the “Demand Notice”). Within 30 days after sending the Demand Notice, the Dissenting Shareholder must also send the Common Share certificates in respect of which it dissents to the Corporation or the Depositary, which shall endorse on the certificates that the holder is a Dissenting Shareholder under the NLCA and return the certificates to the Dissenting Shareholder. A failure by the Dissenting Shareholder to send the Common Share certificates in respect of which it dissents to the Corporation or the Depositary will result in a Dissenting Shareholder losing all dissent rights otherwise provided for in the NLCA.
     Immediately upon sending a Demand Notice, a Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value for his or her Common Shares. However, a Dissenting Shareholder will have his or her rights reinstated as of the date on which the Demand Notice was sent where: (a) the Dissenting Shareholder withdraws his or her Demand Notice prior to receipt of the Corporation’s offer to pay (as described below); (b) the Dissenting Shareholder withdraws his or her Demand Notice and the Corporation fails to make an offer to pay (as described below) for the Common Shares; or (c) the Directors of the Corporation terminate the Amalgamation Agreement.
     By no later than 7 days after the later of: (a) the effective date of the Amalgamation; or (b) the receipt of a Demand Notice, the Corporation shall provide a written offer to pay an amount considered by the directors to be fair value for the Common Shares held by each Dissenting Shareholder that has provided a Demand Notice (“Offer to Pay”). Each Offer to Pay made to Dissenting Shareholders must be made on the same terms and will contain or be accompanied by a statement showing how the fair value was

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obtained. The Corporation will pay out pursuant to an Offer to Pay within 10 days of a Dissenting Shareholder’s acceptance of that Offer to Pay. If a Dissenting Shareholder fails to accept an Offer to Pay within 30 days of its having been made, such Offer to Pay will lapse.
     Within 50 days of the effective date of the Amalgamation, if: (a) the Corporation fails to make an Offer to Pay; or (b) a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may apply to a court of the Newfoundland and Labrador Trial Division (the “Court”) to fix the fair value of Common Shares held by a Dissenting Shareholder. If the Corporation fails to apply to the Court within this 50 day period, a Dissenting Shareholder may do so at any time within an additional 20 day period. Upon any application to the Court, all Dissenting Shareholders whose Common Shares have not yet been purchased by the Corporation are joined as parties to the application and are bound by the decision of the Court, and the Corporation will give such Dissenting Shareholders notice of the date, place and consequences of the application, and of its right to appear and be heard in person.
     After the hearing of the application, the final order of the Court will fix the fair value of the shares of all Dissenting Shareholders who are parties to the application and give judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders. The Court may, in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder, from the effective date of the Amalgamation, until the date of payment.
     Dissenting Shareholders will not have any right other than those granted under the NLCA to have their Common Shares appraised or to receive the fair value thereof.
     The above is only a summary and is expressly subject to the dissenting shareholder provisions of sections 304 to 311 of the NLCA, the full text of which is reproduced in its entirety in Appendix 4 to this Circular. The Corporation is not required to notify, and the Corporation will not notify, Shareholders of the time periods within which action must be taken in order for a Shareholder to exercise the Shareholder’s dissent rights. It is recommended that any Shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the NLCA may result in the loss or unavailability of the right to dissent.

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APPENDIX 4
SECTIONS 304 to 311 OF THE
CORPORATIONS ACT (NEWFOUNDLAND AND LABRADOR)
Shareholders Right to Dissent
304.	(1) A holder of shares of a class of a corporation may dissent where the corporation resolves to
(a)	amend its articles under section 279 or 280 to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 279 to add, change or remove a restriction upon the business that the corporation may carry on;

(c)	amalgamate with another corporation, otherwise than under section 291 or 292;

(d)	be continued under the laws of another jurisdiction under section 299; or

(e)	sell, lease or exchange all or substantially all its property under section 303.
(2) A holder of shares of a class of a corporation may dissent where the corporation is subject to an order of the court under section 315 permitting the shareholders to dissent.
(3) The articles of a corporation may provide that a holder of a class or series of shares of a corporation, except a holder of shares of a distributing corporation, who is entitled to vote under section 284 may dissent where the corporation resolves to amend its articles in a manner described in that section.
(4) In addition to another right a shareholder has, but subject to section 313, a shareholder who complies with this section is entitled when the action approved by the resolution from which the shareholder dissents, or an order made under section 315, becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, which is to be determined as of the close of business on the day before the resolution was adopted or the order was made.
(5) A dissenting shareholder may not claim under this section except only with respect to all the shares of a class held by the dissenting shareholder on behalf of a beneficial owner and registered in the name of the dissenting shareholder.
(6) A dissenting shareholder shall send to the corporation, at or before a meeting of shareholders at which a resolution referred to in subsection (1) or (3) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of his or her right to dissent.
(7) The corporation shall, within 10 days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but the notice is not required to be sent to a shareholder who voted for the resolution or who has withdrawn his or her objection.
Demand Payment by Dissenter
305.	(1) A dissenting shareholder shall, within 20 days after the dissenting shareholder receives a notice under subsection 304(7) or, where the shareholder does not receive that notice, within 20 days after the dissenting shareholder learns that a resolution under that subsection has been adopted, send to the corporation a written notice containing
(a)	the dissenting shareholder’s name and address;

(b)	the number and class of shares in respect of which the dissenting shareholder dissents; and

(c)	a demand for payment of the fair value of the shares.
(2)	A dissenting shareholder shall, within 30 days after sending a notice under subsection (1), send the certificates representing the shares in respect of which he or she dissents to the corporation or its transfer agent.

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(3)	A dissenting shareholder who fails to comply with subsection (2) has no right to make a claim under this section.

(4)	A corporation or its transfer agent shall endorse on a share certificate received under subsection (2) a notice that the holder is a dissenting shareholder under this section and immediately return the share certificates to the dissenting shareholder.
Suspension of Rights
306.	After sending a notice under section 305, a dissenting shareholder stops having rights as a shareholder, other than the right to be paid the fair value of his or her shares as determined under this section, except where
(a)	the dissenting shareholder withdraws his or her notice before the corporation makes an offer under section 307;

(b)	the corporation fails to make an offer in accordance with section 307 and the dissenting shareholder withdraws his or her notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 279(2) or subsection 280(4), terminate an amalgamation agreement under subsection 290(5) or an application for continuance under subsection 299(4), or abandon a sale, lease or exchange under subsection 303(6), in which case his or her rights as a shareholder are reinstated as of the date the dissenting shareholder sent the notice mentioned in section 305.
Offer to Pay
307.	(1) A corporation shall, not later than 7 days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in section 305, send to each dissenting shareholder who has sent such a notice
(a)	a written offer to pay for his or her shares in an amount considered by the directors of the corporation to be the fair value of them, accompanied by a statement showing how the fair value was determined; or

(b)	where section 313 applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
(2) An offer made under subsection (1) for shares of the same class or series shall be on the same terms.
(3) A corporation shall pay for the shares of a dissenting shareholder within 10 days after an offer made under subsection (1) has been accepted, but that offer lapses where the corporation does not receive an acceptance of the offer within 30 days after the offer has been made.
Application to Court
308.	(1) Where a corporation fails to make an offer under subsection 307(1) or a dissenting shareholder fails to accept an offer, the corporation may, within 50 days after the action approved by the resolution is effective, apply to a court to fix a fair value for the shares of a dissenting shareholder.
(2) Where a corporation fails to apply to a court under subsection (1), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days.

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Procedure
309.	(1) A dissenting shareholder is not required to give security for costs in an application made under section 308.

(2) Upon an application to a court under section 308,
(a)	all dissenting shareholders whose shares have not been purchased by the corporation are to be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel.
Powers of Court
310.	(1) Upon an application to a court under section 308, the court may determine whether another person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
(2) A court may appoint 1 or more appraisers to help the court to fix a fair value for the shares of the dissenting shareholders.
(3) The final order of a court shall be made against the corporation in favour of each dissenting shareholder and for the amount of his or her shares as fixed by the court.
Interest
311.	A court may allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

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THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.
LETTER OF TRANSMITTAL
For Use by Registered Holders of Common Shares
of
AURORA ENERGY RESOURCES INC.
     This Letter of Transmittal (the “Letter of Transmittal”), is for use by holders of common shares (the “Common Shares”) of Aurora Energy Resources Inc. (“Aurora”) or, following the proposed amalgamation (the “Amalgamation”) of Aurora and 59801 Newfoundland & Labrador Inc. (“Newco”) pursuant to the amalgamation agreement (the “Amalgamation Agreement”) dated as of March 20, 2009 between Aurora and Newco, for use by holders of class A redeemable preferred shares (the “Amalco Redeemable Preferred Shares”) of the corporation formed as a result of the Amalgamation (“Amalco”). A copy of the Amalgamation Agreement is attached as Appendix 2 to the management information circular of Aurora dated March 20, 2009 (the “Circular”) accompanying this Letter of Transmittal. Following the Amalgamation between Aurora and Newco, share certificates which formerly represented Common Shares of Aurora will (other than as set out in the Circular) represent Amalco Redeemable Preferred Shares.
     Capitalized terms used but not otherwise defined in this Letter of Transmittal have the respective meanings ascribed to such terms in the Glossary to the Circular, and grammatical variations thereof have the corresponding meanings. All references to “$” and “dollars” in this Letter of Transmittal refer to Canadian dollars.
     To be effective, this Letter of Transmittal, properly completed and executed, together with all other required documents, must accompany the Share Certificate(s) representing Common Shares of Aurora (or, following the Amalgamation, representing Amalco Redeemable Preferred Shares) (the “Shares”), surrendered in accordance with the terms of the Amalco Redeemable Preferred Shares as described in Schedule A to the Amalgamation Agreement.
     In order to receive the consideration of 0.825 of a common share (a “Fronteer Common Share”) of Fronteer Development Group Inc. (“Fronteer”) for each Share (payable on the redemption of Amalco Redeemable Preferred Shares to be issued by Amalco to Shareholders (other than Dissenting Shareholders and Fronteer) in connection with the Amalgamation), as more fully described in the Circular (the “Consideration”), Shareholders (other than Dissenting Shareholders and Fronteer) must duly complete and execute this Letter of Transmittal and deliver to Computershare Trust Company of Canada (the “Depositary”) this Letter of Transmittal together with the Share Certificate(s) representing such Shares and such other additional documents, all as are required by the Instructions set out below.
     Questions and requests for assistance in completing this Letter of Transmittal and requests for additional copies of the Letter of Transmittal should be directed to the Depositary. Details regarding how to contact the Depositary for assistance are set out on the back page of this Letter of Transmittal. Shareholders whose Share Certificate(s) are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in surrendering their Share Certificate(s).

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
     The solicitation of proxies and the transactions contemplated by the Circular (including the redemption of the Amalco Redeemable Preferred Shares) involve the securities of a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein or in the Circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.
     Prospective investors in the United States should be aware that the Amalgamation and the subsequent redemption of the Amalco Redeemable Preferred Shares by Amalco as described in the Circular may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein or in the Circular. See the sections of the Circular entitled “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
     The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that Aurora is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, that a majority of Fronteer’s officers and directors are residents of Canada and a majority of Aurora’s officers and directors are residents of Canada, that the Depositary and some or all of the experts named in the Circular may be residents of jurisdictions outside of the United States, that all or a substantial portion of the assets of Fronteer and Aurora and of the other above-mentioned persons may be located outside of the United States, and that following the Amalgamation, Amalco will be a corporation existing under the laws of the Province of Newfoundland and Labrador, Canada, that a majority of the officers and directors of Amalco may reside outside of the United States, and that all or a substantial portion of the assets of Amalco and the other above-mentioned persons may be located outside of the United States.
     THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     The solicitation of proxies and the transactions contemplated in the Circular are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) by virtue of the fact that Aurora is a Canadian issuer and its securities are not registered under Section 12 of the U.S. Exchange Act. Accordingly, the Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that Canadian disclosure requirements differ from the disclosure requirements under U.S. securities laws relating to U.S. companies.
     Information relating to Fronteer has been incorporated by reference into the Circular from documents filed with securities commissions or similar authorities in Canada and the United States. Copies of the documents relating to Fronteer incorporated into the Circular by reference may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 or Telephone: 604-632-4677, and are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2

     Please read carefully the Instructions set out below before completing this Letter of Transmittal.

TO:	AURORA ENERGY RESOURCES INC., and its successors

AND TO:	FRONTEER DEVELOPMENT GROUP INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary, at its offices set out herein
     The undersigned hereby represents and warrants that the undersigned is the owner of the number of Shares represented by the Share Certificate(s) described below and delivered herewith, that the undersigned has good title to the Shares represented by the Share Certificate(s), free and clear of all liens, charges and encumbrances, and that the undersigned has full power and authority to herewith deposit such Shares and surrender the Share Certificate(s). The following are the details of the enclosed Share Certificate(s):

BOX 1
SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Name(s) in which Registered
	(please print and fill in	Number of
Share Certificate(s)	exactly as name(s) appear(s)	Shares Represented
Number(s)	on Share Certificate(s))	by Share Certificate(s)

Total:

*	Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 8 of this Letter of Transmittal, “Partial Deposits”.
     The above-listed Share Certificate(s) are hereby delivered to you in connection with the redemption of Amalco Redeemable Preferred Shares (the “Redemption”) following the Amalgamation of Aurora and Newco. The undersigned authorizes and directs the Depositary to issue the Fronteer Common Shares representing the Consideration to which the undersigned is entitled in respect of the Redemption of the Shares represented by the above-listed Share Certificate(s) pursuant to the Amalgamation Agreement and to mail the certificate(s) representing such Fronteer Common Share to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the securities register maintained by or on behalf of Aurora or Amalco, as applicable. If the Amalgamation is not completed, the undersigned directs the Depositary to return the Share Certificate(s) delivered hereunder and all other ancillary documents to the undersigned in accordance with the Instructions given below.
     All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of this Letter of Transmittal and any Share Certificate(s) surrendered in connection with the Redemption will be determined by Aurora or Amalco, as the case may be, in its sole discretion. The undersigned agrees that such determination will be final and binding. Aurora reserves for itself and Amalco the absolute right to reject without notice any and all surrenders of Share Certificate(s) which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Aurora reserves for itself and Amalco the absolute right to waive any defect or irregularity in any Letter of Transmittal or in the surrender of any Share Certificate(s). There shall be no duty or obligation of Aurora, Newco, Amalco, Fronteer, the Depositary or any other person to give notice of any defects or irregularities in any surrender and no liability shall be incurred or suffered by any of them for failure to give any such notice. Aurora’s or Amalco’s (as applicable) interpretation of the Circular, this Letter of Transmittal and any other related documents will be final and binding.

3

     The undersigned hereby revokes any and all other authority, other than as granted in this Letter of Transmittal or proxy for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Shares. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Shares by or on behalf of the undersigned, unless the Amalgamation is not completed. The undersigned covenants and agrees to execute, upon request, any additional documents necessary or desirable to complete the surrender of the undersigned’s Share Certificate(s) in connection with the Redemption.
     No fractional Fronteer Common Shares will be issued in connection with the Redemption. Where the aggregate number of Fronteer Common Shares to be issued to a holder of Amalco Redeemable Preferred Shares would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such holder of Amalco Redeemable Preferred Shares will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.
     The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents to the Depositary is at the option and risk of the Shareholder. Aurora recommends that such documents be delivered by hand to the Depositary, at the offices listed in this Letter of Transmittal, and a receipt obtained therefor, or if mailed, Aurora recommends that registered mail be used, with return receipt requested, and that proper insurance be obtained.
     The surrender of Share Certificates pursuant to this Letter of Transmittal is irrevocable.

4

SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND
PAYMENT INSTRUCTIONS
ISSUE FRONTEER COMMON SHARES
IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

5

BLOCK B
DELIVERY INSTRUCTIONS
SEND FRONTEER COMMON SHARES
(unless Block “C” is checked) TO:
☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security Number)
*	The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
SPECIAL PICK-UP INSTRUCTIONS
☐	HOLD FRONTEER COMMON SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

6

SHAREHOLDER SIGNATURE
By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 3):	DATED this day of , 2009

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative
(see Instructions 2, 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative
(please print or type as registered)

Address of Guarantor	Daytime telephone number and facsimile number of
Shareholder or Authorized Representative

7

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	This Letter of Transmittal should be properly completed and executed and returned by personal delivery or prepaid registered mail, together with the Share Certificate(s) representing the Shares and all other required documents, if any, to one of the applicable offices of Computershare Trust Company of Canada, the Depositary, listed on the back page.

(b)	The method of delivery of Share Certificates, this Letter of Transmittal and all other required documents to the Depositary is at the option and risk of the Shareholder. Aurora recommends that such documents be delivered by hand to the Depositary, at one of the applicable offices specified in this Letter of Transmittal, and a receipt be obtained therefor, or if mailed, Aurora recommends that registered mail be used, with return receipt requested, and that proper insurance be obtained. Delivery will only be effective upon actual physical receipt by the Depositary at one of the applicable offices specified in this Letter of Transmittal. Delivery to any office or transmission other than as specified in this Letter of Transmittal does not constitute delivery for this purpose.

(c)	Shareholders whose Share Certificate(s) are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in surrendering their Share Certificate(s).

(d)	Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(e)	Additional copies of the Circular and the Letter of Transmittal may be obtained without charge on request from the Depositary at its address provided on the back page of this Letter of Transmittal.
2.	Signatures
     This Letter of Transmittal must be completed and executed by the registered holder of the Share Certificate(s) or by such holder’s duly authorized representative (in accordance with Instruction 4 below).
(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed. If the accompanying Share Certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying Share Certificate(s), or if the Fronteer Common Shares representing the Consideration payable are to be issued in the name of or delivered to a person other than the registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Aurora or Amalco, as applicable, the Share Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s) and the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 3 below.
3.	Guarantee of Signatures
     If this Letter of Transmittal is executed by a person other than the registered holder(s) of the accompanying Share Certificate(s), or if the Fronteer Common Shares representing the Consideration payable are to be issued in the name of or delivered to a person other than the registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Aurora or Amalco, as applicable, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).
     An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

8

4.	Fiduciaries, Representatives and Authorizations
     Where this Letter of Transmittal is executed on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Aurora, Newco or, after the Amalgamation, Amalco, or the Depositary, at their sole discretion, may require additional evidence of authority or additional documentation.
5.	Miscellaneous
(a)	If Share Certificate(s) are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all Share Certificate(s), additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(c)	No alternative, conditional or contingent surrenders of Share Certificate(s) will be accepted. All surrendering Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of surrendered Share Certificates for payment.

(d)	Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of the addresses set out above under Instruction 1.
6.	Lost or Mutilated Certificates
     If a certificate has been lost, destroyed, mutilated or misplaced, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary together with a letter describing the loss, destruction, mutilation or misplacement (and the certificate representing the Common Shares in the case of mutilated certificates) as soon as possible at its office in Toronto, Ontario for instructions. The Depositary will assist the Shareholder in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Consideration in accordance with the Proposed Transaction. If a bond is required, the premium payable will be the responsibility of the Shareholder.
7.	Delivery Instructions
     If any certificate(s) representing Fronteer Common Shares issuable upon redemption of the Amalco Redeemable Preferred Shares are to be sent to or, in the event the Amalgamation is not completed, certificates representing Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Aurora or Amalco, as applicable, in each case, unless Block “C” is completed.
8.	Partial Deposits
     If less than the total number of Shares evidenced by any Share Certificate(s) submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” or Block “C” on this Letter of Transmittal). The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

9

9. Assistance
     THE DEPOSITARY (SEE BACK COVER FOR ADDRESSES AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.
     THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING SURRENDERED SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY IN ORDER TO RECEIVE THE FRONTEER COMMON SHARES TO WHICH YOU ARE ENTITLED.

10

Offices of the Depositary
Inquiries:
COMPUTERSHARE TRUST COMPANY OF CANADA
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
By Mail:
Computershare Trust Company of Canada
P.O. Box 7021, 31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions
By Hand, by Courier or by Registered Mail:
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions
Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.
Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Amalgamation and Redemption.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
     Under the BUSINESS CORPORATIONS ACT (Ontario), as amended, the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and such individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful. Further, the Registrant may, with court approval, indemnify an individual described above in respect of an action by or on behalf of the Registrant or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled conditions (i) and (ii) above.
     In accordance with the BUSINESS CORPORATIONS ACT (Ontario), as amended, the by-laws of the Registrant provide for the indemnification of a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a director or officer of the Registrant or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     The Registrant has also entered into Indemnity Agreements with certain of its directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Registrant is permitted to provide indemnification under the BUSINESS CORPORATIONS ACT (Ontario), as amended. A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Indemnity Agreements, the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario), as amended. For further information regarding the Registrant’s policy of insurance for its directors and officers see the “Report on Executive Compensation” in the Management Information Circular of the Registrant dated March 14, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on March 31, 2008.
     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

Exhibits
     The following exhibits have been filed as part of this Registration Statement on Form F-8.
3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant relating to its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 21, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

3.13	Material Change Report of the Registrant dated March 10, 2009 regarding the Registrant’s take-up and acceptance for payment of common shares of Aurora under its offer for Aurora, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 10, 2009.

3.14	Material Change Report of the Registrant dated March 13, 2009 regarding the Registrant’s announcement of its first resource estimate in respect of the Long Canyon joint venture project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 16, 2009.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier*

4.10	Consent of Jim Ashton.*

4.11	Consent of Steven Ristorcelli.*

4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.*

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.*

5.1	Powers of Attorney, included as part of signature page.

*	Filed herewith

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertakings
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form F-8.
Item 2. Consent to Service of Process
     Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on March 24, 2009.

FRONTEER DEVELOPMENT GROUP INC.
By:	/s/ Sean Tetzlaff
	Name:	Sean Tetzlaff
	Title:	Chief Financial Officer and Corporate Secretary

POWERS OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints each of Mark O’Dea and Sean Tetzlaff, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 24, 2009:

/s/ Mark O’Dea	/s/ George Bell

Mark O’Dea	George Bell
President, Chief Executive Officer and Director	Director
(Principal Executive Officer)

/s/ Sean Tetzlaff	/s/ Lyle R. Hepburn

Sean Tetzlaff	Lyle R. Hepburn
Chief Financial Officer and	Director
Corporate Secretary
(Principal Financial and Accounting Officer)

/s/ Oliver Lennox King	/s/ Jo Mark Zurel

Oliver Lennox-King	Jo Mark Zurel
Chairman of the Board and Director	Director

/s/ Donald McInnes	/s/ Scott Hand

Donald McInnes	Scott Hand
Director	Director

III-2

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Reno, State of Nevada, on March 24, 2009.

FRONTEER DEVELOPMENT USA INC.
By:	/s/ James B. Lincoln
	Name:	James B. Lincoln
	Title:	President

III-3

EXHIBIT INDEX

Exhibit No.	Description
3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant relating to its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 21, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

III-4

Exhibit No.	Description
3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

3.13	Material Change Report of the Registrant dated March 10, 2009 regarding the Registrant’s take-up and acceptance for payment of common shares of Aurora under its offer for Aurora, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 10, 2009.

3.14	Material Change Report of the Registrant dated March 13, 2009 regarding the Registrant’s announcement of its first resource estimate in respect of the Long Canyon joint venture project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 16, 2009.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier.*

4.10	Consent of Jim Ashton.*

4.11	Consent of Steven Ristorcelli.*

III-5

Exhibit No.	Description
4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.*

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.*

5.1	Powers of Attorney, included as part of signature page.

*	Filed herewith

III-6